                                                Filed Pursuant to Rule 424(b)(2)
                                                Registration No. 333-03307

PROSPECTUS SUPPLEMENT
(To Prospectus dated July 30, 1996)

                        (RFS HOTEL INVESTORS, INC. LOGO)

                                1,740,000 SHARES
                           RFS HOTEL INVESTORS, INC.
                                  COMMON STOCK




                             ---------------------

     We are selling 1,740,000 shares of our common stock in this offering. We have granted the underwriter an option to purchase up to 260,000 additional shares of common stock to cover over-allotments.

     Our common stock is listed on The New York Stock Exchange under the symbol "RFS." The last reported sale price of our common stock on the NYSE on May 29, 2002 was $13.00 per share.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-2 OF THIS PROSPECTUS SUPPLEMENT.

                             ---------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

     The underwriter has agreed to purchase the 1,740,000 shares of common stock offered by this prospectus at a price of $12.35 per share, resulting in aggregate proceeds to us (before deducting transaction costs payable by us) of $21,489,000. If the underwriter exercises its option in full to purchase 260,000 additional shares, the aggregate proceeds to us will be $24,700,000 (before deducting transaction costs payable by us).

     The underwriter proposes to offer the shares of common stock from time to time for sale in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The shares of common stock will not be sold on or through the facilities of a national securities exchange or to or through a market maker otherwise than on an exchange.

                             ---------------------

       The underwriter expects to deliver the shares to purchasers on or about
                                 June 4, 2002.

                             ---------------------

                         MORGAN KEEGAN & COMPANY, INC.
            The date of this prospectus supplement is May 30, 2002.

     YOU SHOULD RELY SOLELY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER OF THIS PROSPECTUS SUPPLEMENT.

     TO THE EXTENT ANY INCONSISTENCY OR CONFLICT EXISTS BETWEEN THE RISK FACTORS OR ANY OTHER INFORMATION INCLUDED IN THIS PROSPECTUS SUPPLEMENT AND THE RISK FACTORS OR ANY OTHER INFORMATION INCLUDED IN THE ACCOMPANYING PROSPECTUS, THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT UPDATES AND SUPERSEDES THE INFORMATION IN THE ACCOMPANYING PROSPECTUS.
                         ------------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

Forward-Looking Information.................................    ii
Where You Can Find More Information.........................   iii
Incorporation of Certain Information by Reference...........   iii
Certain Definitions.........................................    iv
Summary.....................................................   S-1
Risk Factors................................................   S-2
Use of Proceeds.............................................  S-10
Price Range of Common Stock and Distributions...............  S-10
Capitalization..............................................  S-11
Federal Income Tax Consequences of Our Status as a REIT.....  S-12
Underwriting................................................  S-32
Experts.....................................................  S-33
Legal Matters...............................................  S-33

                            PROSPECTUS
Available Information.......................................     2
Incorporation of Certain Documents by Reference.............     2
The Company.................................................     3
Use of Proceeds.............................................     3
Ratio of Earnings to Fixed Charges..........................     3
Risk Factors................................................     4
Description of Capital Stock................................    10
Description of Depositary Shares............................    14
Restrictions on Transfer of Capital Stock...................    16
Plan of Distribution........................................    17
Legal Matters...............................................    18
Experts.....................................................    18

                          FORWARD-LOOKING INFORMATION

     This prospectus supplement, the accompanying prospectus and the information incorporated by reference into them contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements containing the words "believes," "anticipates," "expects," "estimates," "intends," "plans," "projection," "will continue" and words of similar import. We have based these forward-looking statements on our current expectations and projections about future events and trends affecting the financial condition of our business which may prove to be incorrect. These forward-looking statements relate to future events, our future financial performance, and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. You should specifically consider the various factors identified in this prospectus supplement and the accompanying prospectus, particularly those under the caption "Risk Factors," and in any other documents filed by us with the SEC that could cause actual results to differ materially from our forward-looking statements.

     These factors include the following:

     - September 11, 2001's events and the current U.S. economic recession;

     - our hotel concentration in certain states, particularly California;

     - increases in our leverage and related adverse effects on our financial condition;

     - restrictive debt covenants that could adversely affect our ability to run our business;

     - dependence on obtaining suitable financing to grow and to take advantage of favorable acquisition opportunities;

     - increased debt service obligations and resulting reductions in our funds from operations;

     - our TRS lessee structure and the associated risk of increased hotel operating expenses;

     - loss of key executive officers that we depend on to operate our business;

     - uninsured and underinsured losses;

     - reliance on third-party management companies to operate our hotels and the risk that a change in these companies may be costly and disruptive to our operations;

     - inability to successfully implement our selective acquisition and disposition strategy or fully realize the benefits of our strategy;

     - inability to adequately finance or fully realize the anticipated benefits of our renovations;

     - risks of hotel operations;

     - seasonality of the hotel business;

     - risks that may adversely affect real estate ownership in general;

     - costs of complying with environmental laws;

     - costs of complying with the Americans with Disabilities Act;

     - the complexity of federal income tax laws governing REITs;

     - being subject to tax as a result of a failure to make required distributions;

     - being subject to federal income tax for failure to qualify as a REIT;

     - increase in our overall tax liability as a result of the formation of our TRS lessees; and

     - other factors described under "Risk Factors" in this prospectus supplement and the accompanying prospectus, and as described from time to time in our filings with the SEC.

     We undertake no obligation to, and do not intend to update any forward-looking statements, the factors listed above, the matters discussed in the "Risk Factors" section of this prospectus supplement and the accompanying prospectus, or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments. There are a number of risk factors associated with the conduct of our business, and the risks listed above or discussed in the section entitled "Risk Factors" in this prospectus supplement and in the accompanying prospectus may not be exhaustive. New risks and uncertainties arise from to time, and it is impossible for us to predict these events or how they may affect us. All forward-looking statements should be reviewed with caution.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and accordingly we file reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You also may obtain copies of these reports, proxy statements and information at prescribed rates from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call 1-800-732-0330 for further information on the operations of the Public Reference Room. In addition, the SEC maintains a Web site that contains reports, proxy statements and other information regarding registrants, such as our company, that file electronically with the SEC. The address of this Web site is http://www.sec.gov. Our SEC filings also are available at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The SEC allows us to "incorporate by reference" information we file with them, which means that we can disclose important information to you by referring you to such information. The information incorporated by reference is considered to be part of this prospectus supplement, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, before the completion of this offering.

     1. Annual Report on Form 10-K for the year ended December 31, 2001.

     2. Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

     3. Current Reports on Form 8-K filed with the SEC on January 31, 2002, February 8, 2002, February 11, 2002, February 15, 2002, February 19, 2002, February 26, 2002 and May 2, 2002, except with regard to the disclosure in such Forms 8-K pursuant to Item 9 Regulation FD Disclosure, which disclosure shall not be considered "filed" under the Exchange Act or incorporated by reference into this prospectus supplement or any other company filing under the Securities Act of 1933, as amended.

     4. The Proxy Statement dated March 13, 2002 and filed with the SEC on March 15, 2002 for our annual meeting of shareholders held on May 2, 2002.

     We will provide to each person, including any beneficial owner, to whom a prospectus supplement is delivered, a copy of any or all of the information that has been incorporated by reference in, but not delivered with, this prospectus supplement or the accompanying prospectus (other than exhibits and schedules to such filings, unless such exhibits or schedules are specifically incorporated by reference into such filings, this prospectus supplement or the accompanying prospectus). You may request a copy of such information, at no cost, by writing us at the following address or contacting us at the following telephone number:

                           RFS HOTEL INVESTORS, INC.
                      850 RIDGE LAKE BOULEVARD, SUITE 300
                            MEMPHIS, TENNESSEE 38120
                       ATTENTION: CHIEF FINANCIAL OFFICER
                             PHONE: (901) 767-7005



                              CERTAIN DEFINITIONS

     Unless otherwise indicated, the terms "RFS," "we," "us," "our," or "our company" refer to RFS Hotel Investors, Inc. and its subsidiaries, including RFS Partnership, L.P.

     We define "EBITDA" as earnings before interest, taxes, depreciation and amortization, computed by adding Funds from Operations, interest expense, amortization expense, current income taxes and preferred stock dividends.

     We define "Funds from Operations," or "FFO," as net income or loss (computed in accordance with generally accepted accounting principles, or "GAAP"), excluding gains or losses from debt restructuring which would be extraordinary items in accordance with GAAP and sales of depreciable operating properties, plus real estate related depreciation and amortization and after comparable adjustments for our portion of these items related to unconsolidated entities and joint ventures, and we add back lease termination costs, debt extinguishment and swap termination costs and deferred income taxes.

     EBITDA and FFO are presented because they provide useful information regarding our operating performance, ability to service debt and liquidity. EBITDA should not be considered as an alternative measure of operating results or cash flow from operations, as determined in accordance with GAAP. FFO should not be considered as an alternative to net income or loss (as determined in accordance with GAAP) as an indication of our financial performance, or cash flow from operating activities (as determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make cash distributions. In addition, FFO may include funds that may not be available for our management's discretionary use due to requirements to conserve funds for capital expenditures, debt repayments and property acquisitions and other commitments and uncertainties. EBITDA and FFO as presented by us may not be comparable to other similarly titled measures reported or used by other companies.

                                    SUMMARY

     This summary highlights selected information about us. It may not contain all the information that may be important to you in deciding whether to invest in our common stock. You should read this entire prospectus supplement and the accompanying prospectus, together with the information incorporated by reference, including the financial data and related notes, before making an investment decision.

THE COMPANY

     RFS Hotel Investors, Inc. is a self-administered hotel real estate investment trust headquartered in Memphis, Tennessee. We have grown from owning seven hotels with 1,118 rooms in five states at the time of our initial public offering in August 1993 to owning interests in 58 hotels with approximately 8,400 rooms in 24 states at March 31, 2002. All but two of our hotels are operated under franchises from nationally recognized franchisors such as Marriott International, Inc., Hilton Hotels Corporation, Starwood Hotels & Resorts, Inc. and Six Continents plc.

     We are the sole general partner of RFS Partnership, L.P. and, at March 31, 2002, owned an approximately 91% interest in RFS Partnership. Substantially all of our business activities are conducted through RFS Partnership.

     We are a Tennessee corporation that has elected to be taxed as a REIT for federal income tax purposes. Our executive offices are located at 850 Ridge Lake Boulevard, Suite 300, Memphis, Tennessee 38120, and our telephone number is
(901) 767-7005.

THE OFFERING

Common stock offered............................   1,740,000 shares

Over-allotment option...........................   Up to 260,000 shares,
                                                   exercisable by the
                                                   underwriter for 30 days from
                                                   the date hereof solely to
                                                   cover over-allotments of
                                                   shares

Approximate number of shares of common stock to
be outstanding upon completion of this
offering........................................   31,237,000 shares (1)

Use of proceeds.................................   We intend to use the net
                                                   proceeds from this offering
                                                   to fund a portion of the re-
                                                   purchase of all of the
                                                   outstanding shares of our
                                                   Class B preferred stock. See
                                                   "Use of Proceeds."

New York Stock Exchange symbol..................   RFS

------------

(1) Assumes that the underwriter's over-allotment option is not exercised. If the over-allotment option is exercised in full, approximately 31,497,000 shares of common stock would be outstanding upon completion of this offering. Includes, at May 29, 2002, a total of 2,458,705 shares issuable on the redemption of common units of limited partnership interest in RFS Partnership. Each common unit of limited partnership interest in RFS Partnership is redeemable, at the option of the holder, either for cash or for one share of common stock, as selected by us in our sole discretion. All of the common units of limited partnership interest in RFS Partnership currently are redeemable. Also includes a total of 270,833 unvested restricted shares of our common stock issued to our executive officers and directors, which vest over a multi-year period (any unvested shares being subject to forfeiture if the officer or director ceases to be an officer or director, as applicable, before vesting) and 576,100 shares of treasury stock. Excludes 1,298,665 shares issuable on the exercise of outstanding options granted to our employees and directors. These options vest over a multi-year period.

                                  RISK FACTORS

     An investment in shares of our common stock involves risks. You should carefully consider the following, together with the other information included or incorporated by reference in this prospectus supplement and in the accompanying prospectus before deciding to make an investment in our common stock.

RISKS RELATED TO OUR COMPANY AND THE CONDUCT OF OUR BUSINESS

THE EVENTS OF SEPTEMBER 11, 2001, AS WELL AS THE U.S. ECONOMIC RECESSION, HAVE ADVERSELY IMPACTED THE HOTEL INDUSTRY GENERALLY, AND WE HAVE EXPERIENCED AN ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION. THESE TRENDS MAY CONTINUE TO IMPACT US INTO THE FORESEEABLE FUTURE.

     Prior to September 11, 2001, our hotels had begun experiencing declining revenue per available room, or "RevPAR," as a result of the slowing economy, particularly our hotels in San Francisco and Silicon Valley. The terrorist attacks of September 11, 2001 and the effects of the economic recession have led to a substantial reduction in business and leisure travel throughout the United States and industry RevPAR generally. RevPAR at our hotels specifically has declined substantially since September 11. While RevPAR at our hotels has improved from the depressed levels in the weeks following the events of September 11, RevPAR at our hotels remains below pre-September 11 levels and may remain at such depressed levels. We cannot predict the extent to which the events of September 11 will continue to directly or indirectly impact the hotel industry or our operating results in the future. Continued lower RevPAR at our hotels could have an adverse effect on our results of operations and financial condition, including our ability to remain in compliance with our debt covenants, our ability to fund capital improvements and renovations at our hotels and our ability to make dividend payments necessary to maintain our REIT tax status. Additional terrorist attacks could have further material adverse effects on the hotel industry and our operations.

OUR HOTEL CONCENTRATION IN CERTAIN STATES, PARTICULARLY CALIFORNIA, SUBJECTS US TO OPERATING RISKS.

     For the year ended December 31, 2001, approximately 65% of our EBITDA came from our hotels located in California (37%), Florida (10%), Texas (7%), Michigan (6%) and Illinois (5%). Adverse events in these areas, such as economic recessions or natural disasters, could cause a loss of revenues from these hotels, which could have a greater adverse effect on us as a result of our concentration of assets in these areas. Our geographic concentration also exposes us to risks of oversupply and competition in our principal markets. Each of our hotels competes with other hotels in its market area. A number of additional hotel rooms will continue to be built in the markets in which our hotels are located, which could result in too many hotel rooms in those regions. Significant increases in the supply of hotel rooms without corresponding increases in demand can have a severe adverse effect on our business, financial condition and results of operations.

     The San Francisco Bay Area has recently suffered an economic downturn related to the decline in the technology and Internet related markets which populated this area. In particular, revenues at our four hotels in California's Silicon Valley and two hotels in San Francisco have been adversely impacted by the slowing economy and by recent job reductions in the technology and Internet sectors. For the year ended December 31, 2001, we received approximately 37% of our EBITDA from hotels in portions of California, including Silicon Valley (18%), Los Angeles (7%), San Francisco (5%), San Diego (4%) and Sacramento (3%). As a result of the events of September 11 and the continued economic uncertainty, while our entire hotel portfolio was adversely impacted, our six San Francisco Bay Area hotels were particularly affected. Our six San Francisco Bay Area hotels' RevPAR declined 42.7% in the fourth quarter of 2001 and 36.6% in the first quarter of 2002 as compared to the same periods in the prior year. Our entire portfolio's RevPAR, excluding our six San Francisco Bay Area hotels, declined approximately 7% in the fourth quarter of 2001 and 10% in the first quarter of 2002 as compared to the same periods in the prior year.

     Also, California faced an energy crisis during 2001 that significantly increased energy costs at our 10 California hotels, although the impact was somewhat offset through our ability to collect energy surcharges in California. While this energy crisis appears to be resolved, if California experiences another energy crisis, and we cannot adequately pass our increased costs to customers through energy surcharges or otherwise, or the state's economy, particularly Northern California, continues to experience decreasing occupancy rates, RevPAR, average daily rate, or ADR, or other industry fundamentals, it could have a material adverse effect on our business, financial condition and results of operation.

INCREASES IN OUR LEVERAGE COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

     Although our board of directors has adopted a policy of limiting the amount of debt we will incur to an amount not in excess of 45% of our investment in hotel properties, at cost, the board may change the debt policy at any time without shareholder approval. Furthermore, our line of credit is, and our future indebtedness may be, less restrictive than our self-imposed 45% limitation. Accordingly, we and our subsidiaries may be able to incur substantial additional debt, including secured debt, in the future. At March 31, 2002, we and our consolidated subsidiaries had outstanding $304.1 million of total debt (including $18.0 million of borrowings under our line of credit) and $25.0 million of preferred stock, and our line of credit would have permitted additional borrowings of approximately $110.0 million, subject to borrowing base values. If new debt is added to our current debt levels, the related risks that we now face could intensify.

     Changes in economic conditions could result in higher interest rates, thereby increasing our interest expense on our floating rate debt and reducing funds available for our current renovation, redevelopment and rebranding plans. An increase in our leverage could adversely affect the price of our common stock by:

     - making it more difficult for us to satisfy our debt obligations;

     - limiting our ability to obtain additional financing, if we need it, for working capital, renovation, redevelopment and rebranding, acquisitions, debt service requirements or other purposes;

     - increasing our vulnerability to adverse economic and industry conditions;

     - requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities or other purposes, including payments of dividends to our shareholders;

     - limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

     - placing us at a competitive disadvantage compared to our competitors that have less debt.

WE HAVE RESTRICTIVE DEBT COVENANTS THAT COULD ADVERSELY AFFECT OUR ABILITY TO RUN OUR BUSINESS.

     The agreements governing our outstanding debt obligations contain, and the agreements governing our future debt obligations may contain, various restrictive covenants including, among others, provisions restricting us from:

     - incurring indebtedness;

     - making distributions to our shareholders;

     - making investments;

     - engaging in transactions with affiliates;

     - incurring liens;

     - merging or consolidating with another person;

     - disposing of our assets; or

     - permitting limitations on the ability of our subsidiaries to make payments to us.

     These restrictions may adversely affect our ability to finance our operations or engage in other business activities that may be in our best interest.

     Furthermore, some of our debt agreements require us to maintain specified financial ratios. Our ability to comply with such covenants and meet such ratios may be affected by events beyond our control. These covenants also may restrict our ability to engage in certain transactions. In addition, a breach of these limitations could result in the acceleration of most of our debt. We may not be able to refinance or repay this debt in full under such circumstances.

OUR ABILITY TO GROW MAY ALSO BE LIMITED BY OUR ABILITY TO ATTRACT DEBT FINANCING AND BY A DECREASE IN ACQUISITION OPPORTUNITIES.

     Internal growth, which includes the renovation, redevelopment and rebranding of our hotels to achieve improved revenue performance, along with external growth, in the form of acquisitions, are both important parts of our strategy. We may not be able to fund growth solely from cash provided from operating activities because we must distribute at least 90% of our taxable income each year to maintain our tax status as a REIT. Consequently, we rely upon the availability of debt or equity capital to fund hotel acquisitions and improvements. We cannot assure you that we will be successful in attracting sufficient debt or equity financing at an acceptable cost to fund future growth. In addition, we currently have a policy of limiting debt to not more than 45% of our investment in hotel assets, at cost, which, unless waived or modified by our board of directors, could also limit our ability to incur additional debt to fund our continued growth. At March 31, 2002, our consolidated debt represented approximately 38% of our investment in hotels, at cost. We define "cost" as our investment in hotel properties, including approximately $60 million paid to Hilton Hotels Corporation on January 1, 2001, plus related expenses, to terminate hotel leases and related agreements, before accumulated depreciation and amortization.

DEBT REFINANCINGS MAY INCREASE OUR DEBT SERVICE OBLIGATIONS AND, AS A RESULT, REDUCE OUR FUNDS FROM OPERATIONS WHICH ARE AVAILABLE TO FUND FUTURE OPERATING CASH, MAKE CAPITAL EXPENDITURES, SERVICE OTHER DEBT OR PAY DISTRIBUTIONS TO SHAREHOLDERS.

     From time to time, we may refinance our existing debt with new debt. The terms of our new debt, including its interest rate, may be less favorable than the terms of our existing debt. As a result, our future debt service obligations may be greater than our current debt service obligations.

     An increase in our debt service obligations would reduce the Funds from Operations which are available to fund future operations, make capital expenditures, service other debt or pay distributions to shareholders and limited partners. As a result, we might not be able to finance our renovation projects, make other capital expenditures, continue to make acquisitions, take advantage of other future opportunities or respond to demands of our customers and competitors. In addition, if working capital and cash flow from our investments are insufficient to make distributions to our shareholders and limited partners, we may incur, or cause our subsidiaries to incur, additional debt to meet distribution requirements imposed on a REIT under the Internal Revenue Code, including the requirement that a REIT distribute to its shareholders annually at least 90% of its taxable income.

     Over the next 12 months we expect to meet our working capital, capital expenditure and debt service requirements through cash flow from operations and borrowings under our line of credit. Over the longer term, our ability to generate sufficient cash flow from operations will depend on our future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our control. If we do not generate sufficient cash flow from operations to satisfy our debt obligations and other cash requirements, we may have to undertake alternative financing plans. We cannot assure you that completion of any such alternative financing plans will be possible on favorable terms, or at all. Our inability to generate sufficient cash flow to satisfy our debt obligations and other cash requirements or our inability to refinance our obligations on commercially reasonable terms would have an adverse effect on our business, financial condition and results of operations.

OUR NEW TRS LESSEE STRUCTURE SUBJECTS US TO THE RISK OF INCREASED HOTEL OPERATING EXPENSES.

     Prior to January 1, 2001, substantially all of our hotels were leased to third parties under leases providing for the payment of rent based, in part, on revenues from our hotels. Accordingly, our operating risks were essentially limited to changes in hotel revenues and to the lessees' ability to pay the rent due under the leases. In addition to the ownership expenses previously borne by us, we are now subject to the risks of increased hotel operating expenses for the 53 hotels now in our taxable REIT subsidiary, or "TRS," lessee structure. These risks include, but are not limited to, the following:

     - wage and benefit costs;

     - repair and maintenance expenses;

     - energy costs, which have increased significantly in recent months, especially at our California hotels;

     - the costs of liability insurance; and

     - other operating expenses.

     Increases in these operating expenses can have a significant adverse impact on our earnings and cash flow.

THE LOSS OF KEY EXECUTIVE OFFICERS THAT WE DEPEND ON TO OPERATE OUR BUSINESS COULD HAVE A MATERIAL ADVERSE EFFECT ON US.

     Our continued success is dependent upon the efforts and abilities of our key executive officers. In particular, the loss of the services of Bob Solmson, our Chief Executive Officer, Randy Churchey, our President and Chief Operating Officer, or Kevin Luebbers, our Executive Vice President and Chief Financial Officer, could have a material adverse effect on our company. There can be no assurance that we would be able to recruit or hire any additional personnel with equivalent experience and contacts.

UNINSURED AND UNDERINSURED LOSSES MIGHT HAVE AN ADVERSE EFFECT ON OUR FINANCIAL CONDITION.

     We maintain comprehensive insurance on each of our hotels, including liability, fire and extended coverage, of the type and amount we believe are customarily obtained for or by hotel owners. All 10 of our hotels in California are located in areas that are subject to earthquake activity. These hotels are located in areas of high seismic risk and some were constructed under building codes which were less stringent with regard to earthquake related requirements. An earthquake could render significant damage to our hotels. Additionally, areas in Florida, where seven of our hotels are located, may experience hurricane or high-wind activity. We have earthquake insurance policies on our hotels in California and wind insurance policies on certain of our hotels located in Florida. However, various types of catastrophic losses, like earthquakes and floods may not be fully insurable or may not be economically insurable. With respect to our hotels in California, in addition to the applicable deductibles under our earthquake insurance policies, we are self-insured for the first $5 million per earthquake. Our property insurance, which we believe currently insures us against losses resulting from a terrorist attack, is subject to renewal in July 2002. Upon renewal, we do not know whether our property insurance will protect us against losses resulting from a terrorist attack. We believe that such losses may not be economically insurable. In the event of a substantial loss, our insurance coverage may not be able to cover the full current market value or replacement cost of our lost investment. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also affect our ability to replace or renovate a hotel after it has been damaged or destroyed.

WE MUST RELY ON THIRD PARTY MANAGEMENT COMPANIES TO OPERATE OUR HOTELS AND A CHANGE IN THESE MANAGEMENT COMPANIES MAY BE COSTLY AND DISRUPTIVE TO OUR OPERATIONS.

     Under the REIT Modernization Act, in order for us to continue to qualify as a REIT, our hotels must be managed by third parties. Under the terms of the management agreements, our ability to participate in operating decisions regarding the hotels is limited. Flagstone Hospitality Management and four other unrelated third parties currently manage all of our hotels. These property managers presently control the daily operations of our hotels. We depend on these managers to adequately operate our hotels as provided in the management agreements. Even if we believe that our hotels are not being managed efficiently or in a manner that results in satisfactory occupancy rates, RevPAR or ADR, we may not be able to force the management company to change the way it operates our hotels in a timely manner. Additionally, in the event that we need to replace any of our management companies, particularly Flagstone, which manages 51 of our 58 hotels, we may experience significant disruptions at our hotels and in our operations generally and decreased occupancy. Flagstone is a recently formed company with a limited operating history. Furthermore, because we must have third-party managers to maintain our REIT status, we may be forced to enter into new management agreements on terms that we believe are unfavorable or less favorable than the terms of our current agreements. Any of the foregoing may result in a material adverse effect on our business, financial condition and results of operations.

WE MUST COMPLY WITH REQUIREMENTS OF FRANCHISE AGREEMENTS.

     Most of our hotels are operated under a franchise license. Each license agreement requires that the licensed hotel be maintained and operated in accordance with certain standards and requires us to pay a variety of franchise related fees to the franchisors. The franchisors also may require substantial improvements to our hotels, for which we would be responsible, as a condition to the renewal or continuation of these franchise licenses. In addition, some of our franchisors may immediately terminate their respective franchise agreements if we breach certain provisions relating to the transfer or registration of our securities.

     If a franchise license terminates due to our failure to make required improvements or to otherwise comply with its terms, we may be liable to the franchisor for a termination payment. These termination payments would vary by franchise agreement and by hotel. Although we have never had a franchise agreement terminated by a franchisor, the loss of a substantial number of franchise licenses and the related termination payments could have a material adverse effect on our business, financial condition and results of operations.

WE MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT OUR SELECTIVE ACQUISITION AND DISPOSITION STRATEGY OR FULLY REALIZE THE BENEFIT OF OUR STRATEGY.

     One of our key strategies includes the acquisition of attractive hotel properties. However, we compete for hotel acquisitions with entities that have substantially greater financial and other resources and a lower cost of capital than we have. These entities generally may be able to accept more risk than we can manage wisely and may be able to pay higher acquisition prices than we are willing to pay. This competition may generally limit the number of suitable investment opportunities offered to us. This competition may also increase the bargaining power of property owners seeking to sell to us, making it more difficult for us to acquire new properties on attractive terms. Furthermore, in recent years, we believe that acquisition prices were not attractive by historical standards and we reduced our acquisition activity accordingly. While we believe that the hotel acquisition market has recently become more favorable, there can be no assurance that a sufficient number of attractive properties, both in terms of price and quality, will be available for acquisition or that we will ultimately be able to acquire those hotel properties on favorable terms.

     Additionally, our strategy includes continually shifting our portfolio by selectively divesting limited service hotels which are not consistent with our long-term investment horizon, particularly those in smaller markets. As with acquisitions, we face competition for buyers of our hotel properties. Other sellers of hotels may have the financial resources to dispose of their hotels on unfavorable terms that we would be unable to accept. If we cannot find buyers for our non-core properties, we will not be able to implement our divestiture strategy.

     In the event that we cannot fully execute our acquisition and divestiture strategy or realize the benefits therefrom, we may not be able to grow our business, our EBITDA or our cash flow.

WE MAY BE UNABLE TO ADEQUATELY FINANCE OR FULLY REALIZE THE ANTICIPATED BENEFITS OF OUR RENOVATIONS.

     As part of our internal growth strategy, we regularly renovate, redevelop and, in certain cases, re-brand our hotels. In addition, the franchisors of our hotels require us to make periodic capital improvements as a condition to keeping the franchise licenses. During 2000 and 2001, we spent approximately $32.6 million and $18.0 million, respectively, on capital improvements to our hotels. We expect to spend approximately $9.0 million on capital improvements to our hotels in 2002. Our current indebtedness restricts our ability to finance our proposed capital expenditures, which may cause us to delay, alter materially or abandon our planned capital improvements and renovating. In addition to the difficulties with financing these projects discussed above, renovations also give rise to the following risks:

     - possible environmental problems;

     - construction cost overruns and delays;

     - uncertainties as to market demand or a loss of market demand after renovations have begun; and

     - displacement of room revenues due to rooms being out of order.

     If the completion of renovation projects is significantly delayed, our operating results could be adversely affected. In addition, no assurance can be given that recently completed and ongoing improvements will achieve the results anticipated when we made the decision to invest in the improvements.

RISKS RELATED TO THE HOTEL INDUSTRY

WE ARE SUBJECT TO THE RISKS OF HOTEL OPERATIONS.

     We have invested only in hotel-related assets, and our hotels are subject to all of the risks common to the hotel industry. These risks could adversely affect hotel occupancy and the rates that can be charged for hotel rooms as well as hotel operating expenses, and generally include:

     - competition from other hotels;

     - increases in supply of hotel rooms that exceed increases in demand;

     - increases in energy costs and other travel expenses that reduce business and leisure travel;

     - adverse effects of declines in general and local economic activity;

     - adverse effects of a downturn in the hotel industry; and

     - risks generally associated with the ownership of hotels and real estate, as discussed below.

A CONTINUED INDUSTRY FUNDAMENTAL DOWNTURN COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     According to Smith Travel Research, for all U.S. hotels, room supply in 2001 increased 2.4% while demand decreased by 3.4% and this trend may continue for the immediate future. Additionally, industry RevPAR in 2001 decreased 6.9% as compared to the same period in 2000, and is expected to decrease slightly in 2002.

     If we are unable to sustain appropriate levels of RevPAR, our operating margins may deteriorate, and we may be unable to execute our business plan, including the selective acquisition of hotel properties. In addition, if this downward trend continues we may be unable to continue to meet our debt service obligations as they become due or to obtain necessary additional financing.

SEASONALITY OF THE HOTEL BUSINESS CAN BE EXPECTED TO CAUSE QUARTERLY FLUCTUATIONS IN OUR REVENUES.

     The hotel industry is seasonal in nature. Generally, occupancy rates and hotel revenues are greater in the second and third quarters than in the first and fourth quarters. This seasonality can be expected to cause quarterly fluctuations in our revenues. Our quarterly financial results also may be adversely affected by factors outside our control, including weather conditions and poor economic factors. As a result, we may have to enter into short-term borrowing in our first and fourth quarters in order to offset these fluctuations in revenues and to make distributions to our shareholders.

WE WILL ALSO ENCOUNTER RISKS THAT MAY ADVERSELY AFFECT REAL ESTATE OWNERSHIP IN GENERAL.

     Our investments in hotels are subject to the numerous risks generally associated with owning real estate, including among others:

     - adverse changes in general or local economic or real estate market conditions;

     - changes in zoning laws;

     - changes in traffic patterns and neighborhood characteristics;

     - increases in assessed valuation and tax rates;

     - increases in the cost of property insurance;

     - governmental regulations and fiscal policies;

     - the potential for uninsured or underinsured property losses;

     - the impact of environmental laws and regulations; and

     - other circumstances beyond our control.

     Moreover, real estate investments are relatively illiquid, and we may not be able to vary our portfolio in response to changes in economic and other conditions.

COMPLIANCE WITH ENVIRONMENTAL LAWS MAY ADVERSELY AFFECT OUR FINANCIAL CONDITION.

     Our hotel properties are subject to various federal, state and local environmental laws. Under these laws, courts and government agencies have the authority to require the owner of a contaminated property to clean up the property, even if the owner did not know of or was not responsible for the contamination. These laws also apply to persons who owned a property at the time it became contaminated. In addition to the costs of cleanup, contamination can affect the value of a property and, therefore, an owner's ability to borrow funds using the property as collateral. Under the environmental laws, courts and government agencies also have the authority to require that a person who sent waste to a waste disposal facility, like a landfill or an incinerator, pay for the clean-up of that facility if it becomes contaminated and threatens human health or the environment. Furthermore, decisions by courts have established that third-parties may recover damages for injury caused by property contamination. For instance, a person exposed to asbestos while staying in a hotel may seek to recover damages if he suffers injury from the asbestos.

     We could be responsible for the costs discussed above, if one or more of our properties are found to be contaminated. The costs to clean up a contaminated property, to defend against a claim, or to comply with environmental laws could be material and could affect the funds available for distribution to our shareholders. To determine whether any costs of this nature may be incurred, we commissioned Phase I environmental site assessments, or ESAs, before we acquired our hotels. These studies typically include a review of historical information and a site visit but not soil or groundwater testing. We obtained the ESAs to help us identify whether we might be responsible for cleanup costs or other environmental liabilities. The ESAs on our hotels did not reveal any environmental conditions that are likely to have a material adverse effect on our business, assets, results of operations or liquidity. However, ESAs do not always identify all potential problems or environmental liabilities. Consequently, we may have material environmental liabilities of which we are unaware.

     The Phase I ESA for the Hampton Inn--Airport in Indianapolis, indicated that hotel disposes of approximately 10% of its solid waste at a facility that is a state Superfund site. Such a site may be subject to investigation and remediation under the federal and state Superfund laws, and persons that sent hazardous substances to the site may be jointly and severally liable for the costs of the work. The Phase I ESA report states that solid waste from our Indianapolis hotel was disposed into a domestic waste cell of the facility. A state official informed the engineering firm conducting the Phase I ESA that this domestic waste cell is segregated by a containment structure and is adjacent to, but not part of, the Superfund site. The Phase I audit did not indicate that our Indianapolis hotel has arranged for the disposal of any hazardous substances at this facility. If the Indianapolis hotel in fact arranged for such disposal, however, it could be found liable for at least a part of any response costs.

COMPLIANCE WITH THE AMERICANS WITH DISABILITIES ACT MAY ADVERSELY AFFECT OUR FINANCIAL CONDITION.

     Under the Americans with Disabilities Act of 1990, all public accommodations, including hotels, are required to meet certain federal requirements for access and use by disabled persons. We believe that our hotels substantially comply with the requirement of the Americans with Disabilities Act. However, a determination that the hotels are not in compliance with that Act could result in liability for both governmental fines and damages to private parties. If we were required to make unanticipated major modifications to the hotels to comply with the requirements of the Americans with Disabilities Act, it could adversely affect our ability to pay our obligations.

RISKS RELATED TO OUR QUALIFICATION AS A REIT UNDER U.S. TAX LAWS

THE FEDERAL INCOME TAX LAWS GOVERNING REITS ARE COMPLEX.

     We have operated and intend to continue to operate in a manner that is intended to qualify us as a REIT under the federal income tax laws. The REIT qualification requirements are extremely complicated, however, and interpretations of the federal income tax laws governing qualification as a REIT are limited. Accordingly, we cannot be certain that we have been or will continue to be successful in operating so as to qualify as a REIT. At any time, new laws, interpretations, or court decisions may change the federal tax laws or the federal income tax consequences of qualification as a REIT.

FAILURE TO MAKE REQUIRED DISTRIBUTIONS WOULD SUBJECT US TO TAX.

     In order to qualify as a REIT, each year we must pay out to our shareholders at least 90% of our taxable income, other than any net capital gain. To the extent that we satisfy the distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our shareholders in a calendar year is less than a minimum amount specified under federal tax laws. Our only source of funds to make such distributions comes from distributions that we receive from RFS Partnership. Accordingly, we may be required to borrow money or sell assets to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. This risk may be intensified because our current indebtedness restricts (and our future indebtedness may restrict) our ability to borrow money and sell assets, even if necessary to make distributions to maintain our REIT status.

FAILURE TO QUALIFY AS A REIT WOULD SUBJECT US TO FEDERAL INCOME TAX.

     If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax on our taxable income. We might need to borrow money or sell hotels in order to pay any such tax. If we cease to be a REIT, we no longer would be required to distribute most of our taxable income to our shareholders. Unless our failure to qualify as a REIT were excused under federal income tax laws, we could not re-elect REIT status until the fifth calendar year following the year in which we failed to qualify.

THE FORMATION OF THE TRS LESSEES WILL INCREASE OUR OVERALL TAX LIABILITY.

     Effective January 1, 2001, we formed our TRS lessees, which currently lease 53 of our hotels. Our TRS lessees are subject to federal and state income tax on their taxable income, which consists of the revenues from the hotels leased by the TRS lessees net of the operating expenses for such hotels and rent payments. Accordingly, although the formation of the TRS lessees allows us to participate in the operating income from the hotels in addition to receiving rent, that operating income is fully subject to income tax. We do not expect to pay any material state or federal income taxes in the next several years. The after-tax net income of the TRS lessees is available for distribution to us as dividends.

                                USE OF PROCEEDS

     We expect to receive proceeds of approximately $21,389,000 ($24,600,000 if the underwriter exercises its over-allotment option in full) from this offering, after deducting estimated transaction costs payable by us. Subject to lender approval, we expect to use the net proceeds from this offering, together with available cash, to repurchase all of the 250,000 outstanding shares of our Series B preferred stock for an aggregate purchase price of $25,850,000. The Series B preferred stock currently pays an annual dividend at the rate of 12.5%. Pending such use, we intend to use the net proceeds to reduce the balance under our line of credit.

                 PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

     Our common stock is listed on the NYSE under the symbol "RFS." The following table sets forth for the indicated periods the high and low sales prices for our common stock on the NYSE and the cash distributions declared per share:

                                                                    CASH DISTRIBUTIONS
                                                   PRICE RANGE      DECLARED PER SHARE
                                                -----------------   ------------------
                                                 HIGH      LOW
                                                ------   --------
Year ended December 31, 2002:
  First Quarter...............................  $14.85   $11.37           $0.25
  Second Quarter (through May 29, 2002).......  $15.35   $12.75           $0.25 (1)
Year ended December 31, 2001:
  First Quarter...............................  $14.94   $12.8125         $0.385
  Second Quarter..............................  $15.80   $13.82           $0.385
  Third Quarter...............................  $15.79   $ 8.50           $0.385
  Fourth Quarter..............................  $11.75   $ 9.00           $0.10
Year Ended December 31, 2000:
  First Quarter...............................  $11.94   $10.25           $0.385
  Second Quarter..............................  $12.38   $ 9.81           $0.385
  Third Quarter...............................  $13.63   $12.00           $0.385
  Fourth Quarter..............................  $13.38   $11.63           $0.385

------------

(1) We declared a cash distribution of $0.25 per share, payable on May 31, 2002, to shareholders of record on May 21, 2002. Since the closing of this offering will occur after the record date, purchasers of common stock in this offering will not receive this cash distribution.

     On May 29, 2002, the last reported sale price of our common stock on the NYSE was $13.00 per share. On May 29, 2002, there were approximately 300 record holders of our common stock.

     Our ability to make distributions is dependent on the receipt of distributions from RFS Partnership. In order to qualify as a REIT for federal income tax purposes, we must distribute to our shareholders on an annual basis at least 90% of our taxable income.

     The agreements governing some of our outstanding indebtedness contain, and agreements governing future indebtedness may contain, restrictions on distributions and other restricted payments. Subject to compliance with the terms of such agreements, future distributions paid by us will be at the discretion of our board of directors and will depend on our actual cash flow, financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code and other factors that our board of directors deems relevant.

                                 CAPITALIZATION

     The following table sets forth our cash and capitalization as of March 31, 2002 on a historical basis and as adjusted to give effect to the issuance and sale of 1,740,000 shares of our common stock in this offering and the application of the expected net proceeds from this offering as described under "Use of Proceeds." For purposes of the following table, we have assumed no exercise by the underwriter of the over-allotment option.

                                                                AS OF MARCH 31, 2002
                                                              ------------------------
                                                               ACTUAL      AS ADJUSTED
                                                              --------     -----------
                                                               (DOLLARS IN THOUSANDS)
Cash........................................................  $ 14,124      $  9,663
                                                              ========      ========
Debt:
  Short-term (current portion of long-term debt)............     1,840         1,840
  Long-term.................................................   302,279       302,279
                                                              --------      --------
          Total.............................................   304,119       304,119
                                                              --------      --------
Preferred Stock, $.01 par value, 5,000,000 shares
  authorized, 250,000 shares Series B issued and
  outstanding(1)............................................    25,000            --
Shareholders' equity:
Common Stock, $.01 par value, 100,000,000 shares authorized,
  25,811,000 shares issued and outstanding and 27,551,000
  shares issued and outstanding, as adjusted(2).............       270           287
Additional paid-in capital..................................   383,443       404,815
Treasury stock, at cost, 576,100 shares.....................    (8,100)       (8,100)
Distributions in excess of earnings.........................   (80,333)      (81,183)
                                                              --------      --------
          Total shareholders' equity........................   295,280       315,819
                                                              --------      --------
          Total capitalization..............................  $624,399      $619,938
                                                              ========      ========

------------

(1) As of May 29, 2002, to our knowledge, CT Mezzanine Partners I LLC was the beneficial owner of all 250,000 shares of our Series B preferred stock. The address for CT Mezzanine Partners I LLC is 410 Park Avenue, 14th Floor, New York, New York. We intend to use the net proceeds of the offering to repurchase all of the 250,000 outstanding shares of Series B preferred stock. On an as adjusted basis, no shares of Series B preferred stock remain outstanding.

(2) Includes a total of 270,883 unvested restricted shares of our common stock issued to our executive officers and directors, which vest over a multi-year period (any unvested shares being subject to forfeiture if the officer or director ceases to be an officer or director, as applicable, before vesting). Excludes at March 31, 2002, a total of 2,458,705 shares issuable on the redemption of common units of limited partnership interest in RFS Partnership. Each common unit of limited partnership interest in RFS Partnership is redeemable, at the option of the holder, either for cash or for one share of common stock, as selected by us in our sole discretion. All of the common units of limited partnership interest in RFS Partnership currently are redeemable. Also excludes 1,298,665 shares issuable on the exercise of outstanding options granted to our employees and directors. These options vest over a multi-year period.

            FEDERAL INCOME TAX CONSEQUENCES OF OUR STATUS AS A REIT

     The following is a summary of material federal income tax considerations that may be relevant to a prospective holder of the common stock. Hunton & Williams has acted as our counsel and has reviewed this summary and is of the opinion that it fairly summarizes the federal income tax consequences that are likely to be material to a holder of the common stock. The discussion does not address all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders who are subject to special treatment under the federal income tax laws, such as insurance companies, financial institutions or broker-dealers, and, except as discussed below, tax-exempt organizations, foreign corporations, and persons who are not citizens or residents of the United States.

     The statements in this discussion and the opinion of Hunton & Williams are based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing, temporary, and final Treasury regulations thereunder, and current administrative rulings and court decisions. No assurance can be given that future legislative, judicial, or administrative actions or decisions, which may be retroactive in effect, will not affect the accuracy of any statements in this Prospectus Supplement with respect to the transactions entered into or contemplated prior to the effective date of such changes.

     WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF OWNERSHIP OF OUR COMMON STOCK AND OF OUR ELECTION TO BE TAXED AS A REIT. SPECIFICALLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH OWNERSHIP AND ELECTION, AND REGARDING POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF RFS

     We elected to be taxed as a REIT under the federal income tax laws commencing with our short taxable year ended December 31, 1993. We believe that, commencing with such taxable year, we have been organized and have operated in such a manner as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to continue to qualify as a REIT. This section discusses the laws governing the federal income tax treatment of a REIT and its shareholders. These laws are highly technical and complex.

     In the opinion of Hunton & Williams, we qualified to be taxed as a REIT for our taxable years ended December 31, 1998 through December 31, 2001, and our organization and current and proposed method of operation will enable us to continue to qualify as a REIT for our taxable year ending December 31, 2002 and in the future. Investors should be aware that Hunton & Williams' opinion is based upon customary assumptions, is conditioned upon customary representations made by us as to factual matters, including representations regarding the nature of our properties and the future conduct of our business, and is not binding upon the Internal Revenue Service or any court. In addition, Hunton & Williams' opinion is based on existing federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our continued qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our share ownership, and the percentage of our earnings that we distribute. While Hunton & Williams has reviewed those matters in connection with the foregoing opinion, Hunton & Williams will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of our operation for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of our failure to qualify as a REIT, see "--Failure to Qualify."

     If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our shareholders. The benefit of REIT tax treatment is that it substantially eliminates the "double taxation," or taxation at both the corporate and shareholder levels, that generally results from owning stock in a corporation. However, we will be subject to federal tax in a number of circumstances, including the following:

     - We will pay federal income tax at regular corporate rates on taxable income, including net capital gain, that we do not distribute to our shareholders during, or within a specified time period after, the calendar year in which the income is earned.

     - We may be subject to the "alternative minimum tax" on any items of tax preference.

     - We will pay income tax at the highest corporate rate on (1) net income from the sale or other disposition of property acquired through foreclosure ("foreclosure property") that we hold primarily for sale to customers in the ordinary course of business and (2) other non-qualifying income from foreclosure property.

     - We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

     - If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under "--Requirements for Qualification--Income Tests," and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on an amount equal to (1) the gross income attributable to the greater of the amount by which we fail the 75% and 95% gross income tests, multiplied by (2) a fraction intended to reflect our profitability.

     - If we fail to distribute during a calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods, we will pay a 4% excise tax on the excess of such required distribution over the amount we actually distributed.

     - We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. shareholder would be taxed on its proportionate share of our undistributed long-term capital gain and would receive a credit or refund for its proportionate share of the tax we paid.

     - If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference to the C corporation's basis in the asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of such asset during the 10-year period after we acquire such asset. The amount of gain on which we will pay tax generally is the lesser of:

        - the amount of gain that we recognize at the time of the sale or disposition; and

        - the amount of gain that we would have recognized if we had sold the asset at the time we acquired the asset.

        Pursuant to recently promulgated temporary Treasury regulations, as of January 2, 2002, we no longer are required to make an election under applicable Treasury regulations in order to defer recognition of built-in gain associated with assets acquired from a C corporation.

     - We will incur a 100% excise tax on transactions with a "taxable REIT subsidiary" that are not conducted on an arm's-length basis.

REQUIREMENTS FOR QUALIFICATION

     A REIT is a corporation, trust, or association that meets the following requirements:

     1. it is managed by one or more trustees or directors;

     2. its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest;

     3. it would be taxable as a domestic corporation, but for the REIT provisions of the federal income tax laws;

     4. it is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws;

     5. at least 100 persons are beneficial owners of its shares or ownership certificates;

     6. no more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, as defined in the federal income tax laws to include certain entities, during the last half of any taxable year;

     7. it elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status;

     8. it uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the federal income tax laws; and

     9. it meets certain other qualification tests, described below, regarding the nature of its income and assets.

     We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for such taxable year. For purposes of determining share ownership under requirement 6, an "individual" generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An "individual," however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding shares of our stock in proportion to their actuarial interests in the trust for purposes of requirement 6.

     We have issued sufficient common stock with enough diversity of ownership to satisfy requirements 5 and 6 set forth above. In addition, our charter restricts the ownership and transfer of the common stock so that we should continue to satisfy requirements 5 and 6. The provisions of the charter restricting the ownership and transfer of the common stock are described in "Restrictions on Transfer of Capital Stock" in the accompanying prospectus. These charter restrictions may not ensure that we will, in all cases, be able to satisfy the share ownership tests set forth above.

     A corporation that is a "qualified REIT subsidiary" is not treated as a corporation separate from its parent REIT for federal income tax purposes. All assets, liabilities, and items of income, deduction, and credit of a "qualified REIT subsidiary" are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A "qualified REIT subsidiary" is a corporation, all of the capital stock of which is owned by the REIT. Thus, in applying the requirements described herein, any "qualified REIT subsidiary" that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

     In the case of a REIT that is a partner in a partnership, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. In addition, the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs as described below. Thus, our proportionate share of the assets, liabilities, and items of income of RFS Partnership and of any other partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we own or will acquire an interest, directly or indirectly (together, the "Partnership Subsidiaries"), are treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

     REITs are permitted to own up to 100% of the stock of one or more "taxable REIT subsidiaries," or "TRSs," beginning on January 1, 2001. A TRS is a fully taxable corporation that is permitted to lease hotels from the related REIT as long as it does not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated. Effective January 1, 2001 we terminated our operating leases and management contracts with subsidiaries of Hilton, and established several TRSs, which currently lease 53 of our hotels. Our TRSs have engaged third-party management companies to manage those hotels. Our TRSs are subject to corporate income tax on their taxable income. See "--Taxable REIT Subsidiaries."

INCOME TESTS

     We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

     - rents from real property;

     - interest on debt secured by mortgages on real property or on interests in real property;

     - dividends or other distributions on and gain from the sale of shares in other REITs; and

     - gain from the sale of real estate assets.

     Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of dividends and interest, gain from the sale or disposition of stock or securities, income from certain hedging transactions, or any combination of the foregoing. Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both income tests. The following paragraphs discuss the specific application of the gross income tests to us.

     Rents from Real Property. Rent that we receive from real property that we own and lease to tenants will qualify as "rents from real property," which is qualifying income for purposes of the 75% and 95% gross income tests, only if several conditions are met, including, without limitation, the following:

     - First, the rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

     - Second, neither we nor a direct or indirect owner of 10% or more of our stock may own, directly or constructively, 10% or more of a tenant from whom we receive rent, other than a TRS.

     - Third, if the tenant is a TRS, such TRS may not directly or indirectly operate or manage the related property. Instead, the property must be operated on behalf of the TRS by a person who qualifies as an "independent contractor" and who is, or is related to a person who is, actively engaged in the trade or business of operating lodging facilities for any person unrelated to us and the TRS. See "--Taxable REIT Subsidiaries."

     - Fourth, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property".

     - Fifth, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an "independent contractor" who is adequately compensated and from whom we do not derive revenue. However, we need not provide services through an "independent contractor," but instead may provide services directly to our tenants, if the services are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not considered to be provided for the tenants' convenience. In addition, we may provide a minimal amount of "non-customary" services to the tenants of a property, without disqualifying all of the rent from the property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our total gross income from the related property. Furthermore, we may own up to 100% of the stock of a TRS, which may provide customary and noncustomary services to our tenants without tainting our rental income from the related properties. See "--Taxable REIT Subsidiaries."

     Under our percentage leases, our lessees lease from RFS Partnership and the Partnership Subsidiaries the land, buildings, improvements, furnishings, and equipment comprising the hotels, for terms of 15 years. The percentage leases provide that the lessees are obligated to pay to RFS Partnership or the Partnership Subsidiaries (1) the greater of a minimum base rent or percentage rent and (2) "additional charges" or other expenses, as defined in the leases. Percentage rent is calculated by multiplying fixed percentages by room revenues (and food and beverage revenues, if applicable) for each of the hotels. Both base rent and the thresholds in the percentage rent formulas will be adjusted for inflation. Base rent accrues and is required to be paid monthly and percentage rent is payable quarterly.

     In order for the base rent, percentage rent, and additional charges to constitute "rents from real property," the percentage leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures, or some other type of arrangement. The determination of whether the percentage leases are true leases depends on an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following:

     - the intent of the parties;

     - the form of the agreement;

     - the degree of control over the property that is retained by the property owner, or whether the lessee has substantial control over the operation of the property or is required simply to use its best efforts to perform its obligations under the agreement; and

     - the extent to which the property owner retains the risk of loss with respect to the property, or whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property or the potential for economic gain or appreciation with respect to the property.

     In addition, federal income tax law provides that a contract that purports to be a service contract or a partnership agreement will be treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors, including whether or not:

     - the service recipient is in physical possession of the property;

     - the service recipient controls the property;

     - the service recipient has a significant economic or possessory interest in the property, or whether the property's use is likely to be dedicated to the service recipient for a substantial portion of the useful life of the property, the recipient shares the risk that the property will decline in value, the recipient shares in any appreciation in the value of the property, the recipient shares in savings in the property's operating costs, or the recipient bears the risk of damage to or loss of the property;

     - the service provider bears the risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the contract;

     - the service provider uses the property concurrently to provide significant services to entities unrelated to the service recipient; and

     - the total contract price substantially exceeds the rental value of the property for the contract period.

Since the determination whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor will not be dispositive in every case.

     We believe that the percentage leases will be treated as true leases for federal income tax purposes. Such belief is based, in part, on the following facts:

     - RFS Partnership and the Partnership Subsidiaries, on the one hand, and the lessees, on the other hand, intend for their relationship to be that of a lessor and lessee and such relationship is documented by lease agreements;

     - the lessees have the right to the exclusive possession, use, and quiet enjoyment of the hotels during the term of the percentage leases;

     - the lessees bear the cost of, and are responsible for, day-to-day maintenance and repair of the hotels, other than the cost of maintaining underground utilities and structural elements and generally dictate how the hotels are operated, maintained, and improved;

     - the lessees bear all of the costs and expenses of operating the hotels, including the cost of any inventory used in their operation, during the term of the percentage leases, other than real estate and personal property taxes and property and casualty insurance premiums;

     - the lessees benefit from any savings in the costs of operating the hotels during the term of the percentage leases;

     - the lessees generally have indemnified RFS Partnership and the Partnership Subsidiaries against all liabilities imposed on RFS Partnership and the Partnership Subsidiaries during the term of the percentage leases by reason of (1) injury to persons or damage to property occurring at the hotels, (2) the lessees' use, management, maintenance, or repair of the hotels, (3) any environmental liability caused by acts or grossly negligent failures to act of the lessees, (4) taxes and assessments in respect of the hotels that are the obligations of the lessees, or (5) any breach of the percentage leases or of any sublease of a hotel by the lessees;

     - the lessees are obligated to pay substantial fixed rent for the period of use of the hotels;

     - the lessees stand to incur substantial losses or reap substantial gains depending on how successfully they operate the hotels;

     - RFS Partnership and the Partnership Subsidiaries cannot use the hotels concurrently to provide significant services to entities unrelated to the lessees; and

     - the total contract price under the percentage leases does not substantially exceed the rental value of the hotels for the term of the percentage leases.

     Investors should be aware that there are no controlling Treasury regulations, published rulings, or judicial decisions involving leases with terms substantially the same as the percentage leases that discuss whether such leases constitute true leases for federal income tax purposes. Therefore, there can be no assurance that the IRS will not assert a contrary position. If the percentage leases are characterized as service contracts or partnership agreements, rather than as true leases, part or all of the payments that RFS Partnership and the Partnership Subsidiaries receive from the lessees may not be considered rent or may not otherwise satisfy the various requirements for qualification as "rents from real property." In that case, we likely would not be able to satisfy either the 75% or 95% gross income test and, as a result, would lose our REIT status.

     As described above, in order for the rent we receive to constitute "rents from real property," several other requirements must be satisfied. One requirement is that the percentage rent must not be based in whole or in part on the income or profits of any person. The percentage rent, however, will qualify as "rents from real property" if it is based on percentages of receipts or sales and the percentages:

     - are fixed at the time the percentage leases are entered into;

     - are not renegotiated during the term of the percentage leases in a manner that has the effect of basing percentage rent on income or profits; and

     - conform with normal business practice.

     More generally, the percentage rent will not qualify as "rents from real property" if, considering the percentage leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the percentage rent on income or profits. Since the percentage rent is based on fixed percentages of the gross revenues from the hotels that are established in the percentage leases, and we have represented that the percentages (1) will not be renegotiated during the terms of the percentage leases in a manner that has the effect of basing the percentage rent on income or profits and (2) conform with normal business practice, the percentage rent should not be considered based in whole or in part on the income or profits of any person. Furthermore, we have represented that, with respect to other hotel properties that we acquire in the future, we will not charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage of gross revenues, as described above.

     Another requirement for qualification of our rent as "rents from real property" is that we must not own, actually or constructively, 10% or more of the stock or the assets or net profits of any lessee (a "related party tenant") other than a TRS. The constructive ownership rules generally provide that, if 10% or more in value of our stock is owned, directly or indirectly, by or for any person, we are considered as owning the stock owned, directly or indirectly, by or for such person. We do not own any stock or any assets or net profits of any lessee, other than our TRS lessees. Moreover, our charter prohibits transfers of our stock that would cause us to own, actually or constructively, 10% or more of the ownership interests in a lessee. Such charter provision is not intended to prevent us from leasing our hotels to TRSs. Based on the foregoing, we should never own, actually or constructively, 10% of more of any lessee other than a TRS. Furthermore, we have represented that, with respect to other hotel properties that we acquire in the future, we will not rent any property to a related party tenant. However, because the constructive ownership rules are broad and it is not possible to monitor continually direct and indirect transfers of our stock, no absolute assurance can be given that such transfers or other events of which we have no knowledge will not cause us to own constructively 10% or more of a lessee other than a TRS at some future date.

     REITs are permitted to own up to 100% of the stock of one or more TRSs beginning on January 1, 2001. A TRS is a fully taxable corporation that is permitted to lease hotels from the related REIT as long as it does not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated. A third requirement for the qualification of our rent as "rents from real property" is that, if such rent is received from a TRS, the property must be operated on behalf of the TRS by a person who qualifies as an "independent contractor" and who is, or is related to a person who is, actively engaged in the trade or business of operating "qualified lodging facilities" for any person unrelated to us and the TRS lessee (an "eligible independent contractor"). A "qualified lodging facility" is a hotel, motel, or other establishment more than one-half of the dwelling units in which are used on a transient basis, unless wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. A "qualified lodging facility" includes customary amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners. We formed several TRSs as of January 1, 2001 to lease our hotels. Our TRSs have engaged independent third-party hotel managers to operate the related hotels on behalf of such TRSs. Furthermore, we have represented that, with respect to properties that we lease to our TRSs in the future, each such TRS will engage an "eligible independent contractor" to manage and operate the hotels leased by such TRS.

     A fourth requirement for qualification of our rent as "rents from real property" is that the rent attributable to the personal property leased in connection with the lease of a hotel must not be greater than 15% of the total rent received under the lease. The rent attributable to the personal property contained in a hotel is the amount that bears the same ratio to total rent for the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property contained in the hotel at the beginning and at the end of such taxable year (the "personal property ratio"). Before January 1, 2001, the personal property ratio was computed based on relative adjusted tax bases instead of fair market values.

With respect to each hotel, we believe either that the personal property ratio is less than 15% or that any income attributable to excess personal property will not jeopardize our ability to qualify as a REIT. There can be no assurance, however, that the Internal Revenue Service would not challenge our calculation of a personal property ratio, or that a court would not uphold such assertion. If such a challenge were successfully asserted, we could fail to satisfy the 95% or 75% gross income test and thus lose our REIT status.

     A fifth requirement for qualification of our rent as "rents from real property" is that, other than within the 1% de minimis exception described above (i.e., we may provide a minimal amount of "non-customary" services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property) and other than through a TRS, we cannot furnish or render noncustomary services to the tenants of our hotels, or manage or operate our hotels, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income. Provided that the percentage leases are respected as true leases, we should satisfy that requirement, because RFS Partnership and the Partnership Subsidiaries do not perform any services other than customary ones for the lessees. Furthermore, we have represented that, with respect to other hotel properties that we acquire in the future, we will not perform noncustomary services for the lessee of the property. However, our TRSs can provide customary and noncustomary services to our lessees without tainting our rental income from the related properties. See "--Taxable REIT Subsidiaries."

     If a portion of our rent from a hotel does not qualify as "rents from real property" because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would lose our REIT status. If, however, the rent from a particular hotel does not qualify as "rents from real property" because either (1) the percentage rent is considered based on the income or profits of the related lessee, (2) the lessee is a related party tenant, (3) the TRS that leases the hotel directly or indirectly manages or operates the hotel, or (4) we furnish noncustomary services to the tenants of the hotel, or manage or operate the hotel, other than through a qualifying independent contractor or a TRS, none of the rent from that hotel would qualify as "rents from real property." In that case, we might lose our REIT status because we would be unable to satisfy either the 75% or 95% gross income test.

     In addition to the rent, the lessees are required to pay to RFS Partnership and the Partnership Subsidiaries certain additional charges. To the extent that such additional charges represent either (1) reimbursements of amounts that RFS Partnership and the Partnership Subsidiaries are obligated to pay to third parties or (2) penalties for nonpayment or late payment of such amounts, such charges should qualify as "rents from real property." However, to the extent that such charges represent interest that is accrued on the late payment of the rent or additional charges, such charges will not qualify as "rents from real property," but instead should be treated as interest that qualifies for the 95% gross income test.

     Interest. The term "interest" generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the residual cash proceeds from the sale of the property securing the loan constitutes a "shared appreciation provision," income attributable to such participation feature will be treated as gain from the sale of the secured property.

     Prohibited Transactions. A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Whether a REIT holds an asset "primarily for sale to customers in the ordinary course of a trade or business" depends on the facts and circumstances in effect from time to time, including those related to a particular asset. We believe that none of the assets owned by RFS Partnership and the Partnership Subsidiaries is held for sale to customers and that a sale of any such asset would not be in the ordinary course of the owning entity's business. We will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot provide assurance, however, that we can comply with such safe-harbor provisions or that RFS Partnership and the Partnership Subsidiaries will avoid owning property that may be characterized as property held "primarily for sale to customers in the ordinary course of a trade or business."

     Foreclosure Property. We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of such income. However, gross income from such foreclosure property will qualify for purposes of the 75% and 95% gross income tests. "Foreclosure property" is any real property, including interests in real property, and any personal property incident to such real property:

     - that is acquired by a REIT as the result of such REIT having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on an indebtedness that such property secured; and

     - for which such REIT makes a proper election to treat such property as foreclosure property.

     However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property with respect to a REIT at the end of the third taxable year following the taxable year in which the REIT acquired such property, or longer if an extension is granted by the Secretary of the Treasury. The foregoing grace period is terminated and foreclosure property ceases to be foreclosure property on the first day:

     - on which a lease is entered into with respect to such property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

     - on which any construction takes place on such property, other than completion of a building, or any other improvement, where more than 10% of the construction of such building or other improvement was completed before default became imminent; or

     - which is more than 90 days after the day on which such property was acquired by the REIT and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

     As a result of the rules with respect to foreclosure property, if a lessee defaults on its obligations under a percentage lease, we terminate the lessee's leasehold interest, and we are unable to find a replacement lessee for the hotel within 90 days of such foreclosure, gross income from hotel operations conducted by us from such hotel would cease to qualify for the 75% and 95% gross income tests unless we are able to hire an independent contractor to manage and operate the hotel. In such event, we might be unable to satisfy the 75% and 95% gross income tests and, thus, might fail to qualify as a REIT.

     Hedging Transactions. From time to time, we or RFS Partnership may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. To the extent that we or RFS Partnership enters into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to hedge our indebtedness incurred to acquire or carry "real estate assets," any periodic income or gain from the disposition of such contract should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. To the extent that we or RFS Partnership hedges with other types of financial instruments, or in other situations, it is not entirely clear how the income from those transactions will be treated for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

     Failure to Satisfy Gross Income Tests. If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for such year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

     - our failure to meet such tests is due to reasonable cause and not due to willful neglect;

     - we attach a schedule of the sources of our income to our tax return; and

     - any incorrect information on the schedule was not due to fraud with intent to evade tax.

     We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in "--Taxation of RFS," even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by a fraction intended to reflect our profitability.

ASSET TESTS

     To maintain our qualification as a REIT, we also must satisfy the following asset tests at the close of each quarter of each taxable year:

     - First, at least 75% of the value of our total assets must consist of:

        - cash or cash items, including certain receivables;

        - government securities;

        - interests in real property, including leaseholds and options to acquire real property and leaseholds;

        - interests in mortgages on real property;

        - stock in other REITs; and

        - investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or offerings of debt with at least a five-year term.

     - Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer's securities may not exceed 5% of the value of our total assets.

     - Third, we may not own more than 10% of the voting power or value of any one issuer's outstanding securities.

     - Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more TRSs.

     - Fifth, no more than 25% of the value of our total assets may consist of securities other than those in the 75% asset class.

For purposes of the second and third asset tests, the term "securities" does not include stock in another REIT, our equity or debt securities of a qualified REIT subsidiary or TRS, or our equity interest in any partnership. The term "securities," however, generally includes debt securities issued by a partnership, except that debt securities of a partnership are not treated as "securities" for purposes of the 10% value test if we own at least a 20% profits interest in the partnership and such debt is classified as "straight debt" for purposes of the REIT rules.

     As stated above, we may own up to 100% of the stock of one or more TRSs beginning on January 1, 2001. However, overall, no more than 20% of the value of our assets may consist of securities of one or more TRSs, and no more than 25% of the value of our assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

     If we should fail to satisfy the asset tests at the end of a calendar quarter, we would not lose our REIT status if (1) we satisfied the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets. If we did not satisfy the condition described in clause (2) of the preceding sentence, we still could avoid disqualification as a REIT by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose.

DISTRIBUTION REQUIREMENTS

     Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our shareholders in an aggregate amount at least equal to:

     - the sum of (1) 90% of our "REIT taxable income," computed without regard to the dividends paid deduction and our net capital gain or loss, and (2) 90% of our after-tax net income, if any, from foreclosure property; minus

     - the sum of certain items of non-cash income.

We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our federal income tax return for such year and pay the distribution on or before the first regular dividend payment date after such declaration. The distribution requirement was lowered from 95% to 90% as of January 1, 2001.

     To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax thereon at the capital gains or ordinary corporate tax rates, as the case may be. Furthermore, if we fail to distribute during a calendar year, or by the end of January following such calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

     - 85% of our REIT ordinary income for such year;

     - 95% of our REIT capital gain income for such year; and

     - any undistributed taxable income from prior periods,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distributed. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See "--Taxation of Taxable U.S. Shareholders." If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% excise tax described above. We have made, and we intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements.

     It is possible that, from time to time, we may experience timing differences between (1) the actual receipt of income and actual payment of deductible expenses and (2) the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our "REIT taxable income." Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional common or preferred stock (on terms that may not be favorable to us).

     Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying "deficiency dividends" to our shareholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the Internal Revenue Service based upon the amount of any deduction we take for deficiency dividends.

RECORDKEEPING REQUIREMENTS

     We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis information from our shareholders designed to disclose the actual ownership of our outstanding stock. We have complied, and intend to continue to comply, with such requirements.

FAILURE TO QUALIFY

     If we were to fail to qualify as a REIT in any taxable year, and no relief provision applied, we would be subject to federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we failed to qualify as a REIT, we would not be able to deduct amounts paid out to shareholders. In fact, we would not be required to distribute any amounts to shareholders in such year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to shareholders would be taxable as ordinary income. Subject to certain limitations of the federal income tax laws, corporate shareholders might be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

TAXATION OF TAXABLE U.S. SHAREHOLDERS

     As long as we qualify as a REIT, a taxable "U.S. shareholder" must take into account distributions that are made out of our current or accumulated earnings and profits and that we do not designate as capital gain dividends or retained long-term capital gain as ordinary income. A U.S. shareholder will not qualify for the dividends received deduction generally available to corporations. As used herein, the term "U.S. shareholder" means a holder of our common stock that for U.S. federal income tax purposes is:

     - a citizen or resident of the United States;

     - a corporation or partnership (including an entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of a political subdivision thereof;

     - an estate whose income is subject to U.S. federal income taxation regardless of its source; or

     - any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

     A U.S. shareholder generally will recognize distributions that we designate as capital gain dividends as long-term capital gain without regard to the period for which the U.S. shareholder has held our common stock. We generally will designate our capital gain dividends as either 20% or 25% rate distributions. A corporate U.S. shareholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

     We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. shareholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. shareholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. shareholder would increase the basis in its stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

     A U.S. shareholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if such distribution does not exceed the adjusted tax basis of the U.S. shareholder's common stock. Instead, such distribution will reduce the adjusted tax basis of such common stock. A U.S. shareholder will recognize a distribution in excess of both our current and accumulated earnings and profits and the U.S. shareholder's adjusted tax basis in its common stock as long-term capital gain, or short-term capital gain if the common stock has been held for one year or less, assuming the common stock is a capital asset in the hands of the U.S. shareholder. In addition, if we declare a distribution in October, November, or December of any year that is payable to a U.S. shareholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. shareholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

     Shareholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, we would carry over such losses for potential offset against our future income generally. Taxable distributions from us and gain from the disposition of our common stock will not be treated as passive activity income and, therefore, shareholders generally will not be able to apply any "passive activity losses," such as losses from certain types of limited partnerships in which the shareholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of the common stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify shareholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

TAXATION OF U.S. SHAREHOLDERS ON THE DISPOSITION OF COMMON STOCK

     In general, a U.S. shareholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of our common stock as long-term capital gain or loss if the U.S. shareholder has held the common stock for more than one year and otherwise as short-term capital gain or loss. However, a U.S. shareholder must treat any loss upon a sale or exchange of common stock held by such shareholder for six months or less as a long-term capital loss to the extent of any actual or deemed distributions from us that such U.S. shareholder previously has characterized as long-term capital gain. All or a portion of any loss that a U.S. shareholder realizes upon a taxable disposition of the common stock may be disallowed if the U.S. shareholder purchases other shares of common stock within 30 days before or after the disposition.

CAPITAL GAINS AND LOSSES

     A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is 38.6% for the period from January 1, 2002 to December 31, 2003, 37.6% for the period from January 1, 2004 to December 31, 2005, and 35% for the period from January 1, 2006 to December 31, 2010. The maximum tax rate on long-term capital gain applicable to non-corporate taxpayers is 20% for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of "section 1250 property," or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were "section 1245 property." With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to our non-corporate shareholders at a 20% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

     We will report to our shareholders and to the Internal Revenue Service the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of up to 30% with respect to distributions unless such holder:

     - is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

     - provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A shareholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to us. See "--Taxation of Non-U.S. Shareholders."

TAXATION OF TAX-EXEMPT SHAREHOLDERS

     Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts and annuities, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income. While many investments in real estate generate unrelated business taxable income, the Internal Revenue Service has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income, provided that the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt shareholders generally should not constitute unrelated business taxable income. However, if a tax-exempt shareholder were to finance its acquisition of our common stock with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our stock is required to treat a percentage of the dividends that it receives from us as unrelated business taxable income. Such percentage is equal to the gross income that we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our stock only if:

     - the percentage of our dividends that the tax-exempt trust would be required to treat as unrelated business taxable income is at least 5%;

     - we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our stock in proportion to their actuarial interests in the pension trust (see "--Requirements for Qualification" above); and

     - either (1) one pension trust owns more than 25% of the value of our stock or (2) a group of pension trusts individually holding more than 10% of the value of our stock collectively owns more than 50% of the value of our stock.

TAXATION OF NON-U.S. SHAREHOLDERS

     The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign shareholders (collectively, "non-U.S. shareholders") are complex. This section is only a summary of such rules. WE URGE NON-U.S. SHAREHOLDERS TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE, AND LOCAL INCOME TAX LAWS ON OWNERSHIP OF OUR COMMON STOCK, INCLUDING ANY REPORTING REQUIREMENTS.

     A non-U.S. shareholder that receives a distribution that is not attributable to gain from our sale or exchange of U.S. real property interests, as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. shareholder's conduct of a U.S. trade or business, the non-U.S. shareholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distributions. A non-U.S. shareholder that is a corporation also may be subject to the 30% branch profits tax with respect to the distribution. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. shareholder unless either:

     - a lower treaty rate applies and the non-U.S. shareholder files an IRS Form W-8BEN evidencing eligibility for that reduced rate with us; or

     - the non-U.S. shareholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

     A non-U.S. shareholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if such distribution does not exceed the adjusted basis of its common stock. Instead, such a distribution will reduce the adjusted basis of such common stock. A non-U.S. shareholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its common stock, if the non-U.S. shareholder otherwise would be subject to tax on gain from the sale or disposition of its common stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. shareholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits and the amount withheld exceeded such non-U.S. shareholder's United States tax liability with respect to the distribution.

     We must withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

     For any year in which we qualify as a REIT, a non-U.S. shareholder will incur tax on distributions that are attributable to gain from our sale or exchange of "U.S. real property interests" under special provisions of the federal income tax laws referred to as FIRPTA. The term "U.S. real property interests" includes certain interests in real property and stock in corporations at least 50% of whose assets consists of interests in real property. Under those rules, a non-U.S. shareholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if such gain were effectively connected with a U.S. business of the non-U.S. shareholder. A non-U.S. shareholder thus would be taxed on such a distribution at the normal capital gains rates applicable to U.S. shareholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate shareholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We must withhold 35% of any distribution that we could designate as a capital gain dividend. A non-U.S. shareholder may receive a credit against its tax liability for the amount we withhold.

     A non-U.S. shareholder generally will not incur tax under FIRPTA with respect to gain realized upon a disposition of our common stock as long as at all times non-U.S. persons hold, directly or indirectly, less than 50% in value of our common stock. We cannot assure you that that test will be met. However, a non-U.S. shareholder that owned, actually or constructively, 5% or less of our common stock at all times during a specified testing period will not incur tax under FIRPTA with respect to a disposition of our common stock as long as our common stock is "regularly traded" on an established securities market (e.g., the NYSE on which the common stock will be listed). Because our common stock is regularly traded on an established securities market, a non-U.S. shareholder will not incur tax under FIRPTA in a sale transaction unless it owns more than 5% of our common stock. If the gain on the sale of the common stock were taxed under FIRPTA, a non-U.S. shareholder would be taxed in the same manner as U.S. shareholders with respect to such gain, subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations. Furthermore, a non-U.S. shareholder will incur tax on gain not subject to FIRPTA if (1) the gain is effectively connected with the non-U.S. shareholder's U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or (2) the non-U.S. shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the non-U.S. shareholder will incur a 30% tax on his capital gains.

OTHER TAX CONSEQUENCES

  Tax Aspects of Our Investments in RFS Partnership and the Partnership Subsidiaries

     The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investments in RFS Partnership and the Partnership Subsidiaries (each individually a "Partnership" and, collectively, the "Partnerships"). The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

     Classification as Partnerships. We are entitled to include in our income our distributive share of each Partnership's income and to deduct our distributive share of each Partnership's losses only if such Partnership is classified for federal income tax purposes as a partnership rather than as a corporation or an association taxable as a corporation. An organization will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

     - is treated as a partnership under Treasury regulations, effective January 1, 1997, relating to entity classification (the "check-the-box regulations"); and

     - is not a "publicly traded" partnership.

     Under the check-the-box regulations, an unincorporated entity with at least two members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. The federal income tax classification of an entity that was in existence before January 1, 1997 will be respected for all periods prior to January 1, 1997 if:

     - the entity had a reasonable basis for its claimed classification;

     - the entity and all members of the entity recognized the federal tax consequences of any changes in the entity's classification within the 60 months before January 1, 1997; and

     - neither the entity nor any member of the entity was notified in writing by a taxing authority on or before May 8, 1996 that the classification of the entity was under examination.

     Each Partnership in existence prior to January 1, 1997 reasonably claimed partnership classification under the Treasury regulations relating to entity classification in effect prior to January 1, 1997. In addition, each Partnership intends to continue to be classified as a partnership for federal income tax purposes and no Partnership will elect to be treated as an association taxable as a corporation under the check-the-box regulations.

     A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly traded partnership will not, however, be treated as a corporation for any taxable year if 90% or more of the partnership's gross income for such year consists of certain passive-type income, including real property rents (which includes rents that would be qualifying income for purposes of the 75% gross income test, with certain modifications that make it easier for the rents to qualify for the 90% passive income exception), gains from the sale or other disposition of real property, interest, and dividends (the "90% passive income exception").

     Treasury regulations (the "PTP regulations") provide limited safe harbors from the definition of a publicly traded partnership. Pursuant to one of those safe harbors (the "private placement exclusion"), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership's taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner's interest in the entity is attributable to the entity's direct or indirect interest in the partnership and
(2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. Each Partnership qualifies for the private placement exclusion.

     We have not requested, and do not intend to request, a ruling from the Internal Revenue Service that the Partnerships will be classified as partnerships for federal income tax purposes. If for any reason a Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, we likely would not be able to qualify as a REIT. See "Federal Income Tax Consequences of Our Status as a REIT--Requirements for Qualification--Income Tests" and "--Requirements for Qualification--Asset Tests." In addition, any change in a Partnership's status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See "Federal Income Tax Consequences of Our Status as a REIT--Requirements for Qualification--Distribution Requirements." Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership's taxable income.

INCOME TAXATION OF THE PARTNERSHIPS AND THEIR PARTNERS

     Partners, Not the Partnerships, Subject to Tax. A partnership is not a taxable entity for federal income tax purposes. Rather, we are required to take into account our allocable share of each Partnership's income, gains, losses, deductions, and credits for any taxable year of such Partnership ending within or with our taxable year, without regard to whether we have received or will receive any distribution from such Partnership.

     Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership's allocations of taxable income, gain, and loss are intended to comply with the requirements of the federal income tax laws governing partnership allocations.

     Tax Allocations With Respect to Contributed Properties. Income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss ("built-in gain" or "built-in loss") is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a "book-tax difference"). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The U.S. Treasury Department has issued regulations requiring partnerships to use a "reasonable method" for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods.

     Under RFS Partnership's partnership agreement, depreciation or amortization deductions of RFS Partnership generally will be allocated among the partners in accordance with their respective interests in RFS Partnership, except to the extent that RFS Partnership is required under the federal income tax laws governing partnership allocations to use a method for allocating tax depreciation deductions attributable to contributed properties that results in our receiving a disproportionate share of such deductions. In addition, gain or loss on the sale of a property that has been contributed, in whole or in part, to RFS Partnership will be specially allocated to the contributing partners to the extent of any built-in or loss gain with respect to such property for federal income tax purposes.

     Basis in Partnership Interest. Our adjusted tax basis in our partnership interest in RFS Partnership generally is equal to:

     - the amount of cash and the basis of any other property contributed by us to RFS Partnership;

     - increased by our allocable share of RFS Partnership's income and our allocable share of indebtedness of RFS Partnership; and

     - reduced, but not below zero, by our allocable share of RFS Partnership's loss and the amount of cash distributed to us, and by constructive distributions resulting from a reduction in our share of indebtedness of RFS Partnership.

     If the allocation of our distributive share of RFS Partnership's loss would reduce the adjusted tax basis of our partnership interest in RFS Partnership below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce our adjusted tax basis below zero. To the extent that RFS Partnership's distributions, or any decrease in our share of the indebtedness of RFS Partnership, which is considered a constructive cash distribution to the partners, reduce our adjusted tax basis below zero, such distributions will constitute taxable income to us. Such distributions and constructive distributions normally will be characterized as long-term capital gain.

     Depreciation Deductions Available to RFS Partnership. To the extent that RFS Partnership acquired its hotels in exchange for cash, its initial basis in such hotels for federal income tax purposes generally was or will be equal to the purchase price paid by RFS Partnership. RFS Partnership depreciates such depreciable hotel property for federal income tax purposes under the modified accelerated cost recovery system of depreciation ("MACRS"). Under MACRS, RFS Partnership generally depreciates furnishings and equipment over a seven-year recovery period using a 200% declining balance method and a half-year convention. If, however, RFS Partnership places more than 40% of its furnishings and equipment in service during the last three months of a taxable year, a mid-quarter depreciation convention must be used for the furnishings and equipment placed in service during that year. Under MACRS, RFS Partnership generally depreciates buildings and improvements over a 39-year recovery period using a straight line method and a mid-month convention. RFS Partnership's initial basis in hotels acquired in exchange for units in RFS Partnership should be the same as the transferor's basis in such hotels on the date of acquisition by RFS Partnership. Although the law is not entirely clear, RFS Partnership generally depreciates such depreciable hotel property for federal income tax purposes over the same remaining useful lives and under the same methods used by the transferors. RFS Partnership's tax depreciation deductions are allocated among the partners in accordance with their respective interests in RFS Partnership, except to the extent that RFS Partnership is required under the federal income tax laws governing partnership allocations to use a method for allocating tax depreciation deductions attributable to contributed properties that results in our receiving a disproportionate share of such deductions.

SALE OF A PARTNERSHIP'S PROPERTY

     Generally, any gain realized by a Partnership on the sale of property held by the Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain or loss recognized by a Partnership on the disposition of contributed properties will be allocated first to the partners of the Partnership who contributed such properties to the extent of their built-in gain or loss on those properties for federal income tax purposes. The partners' built-in gain or loss on such contributed properties will equal the difference between the partners' proportionate share of the book value of those properties and the partners' tax basis allocable to those properties at the time of the contribution. Any remaining gain or loss recognized by the Partnership on the disposition of the contributed properties, and any gain or loss recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

     Our share of any gain realized by a Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership's trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for REIT status. See "Federal Income Tax Consequences of Our Status as a REIT--Requirements for Qualification--Income Tests." Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a Partnership's trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. We, however, do not presently intend to acquire or hold or to allow any Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or such Partnership's trade or business.

TAXABLE REIT SUBSIDIARIES

     As described above, we may own up to 100% of the stock of one or more TRSs beginning on January 1, 2001. A TRS is a fully taxable corporation. A TRS may lease hotels from us under certain circumstances, provide services to our tenants, and perform activities unrelated to our tenants, such as third-party management, development, and other independent business activities. We and a subsidiary must elect for the subsidiary to be treated as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of our assets may consist of securities of one or more TRSs, and no more than 25% of the value of our assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

     A TRS may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated. Rents received by us from a TRS will qualify as "rents from real property" as long as the property is operated on behalf of the TRS by a person (an "eligible independent contractor") who satisfies the following requirements:

     - such person is, or is related to a person who is, actively engaged in the trade or business of operating "qualified lodging facilities" for any person unrelated to us and the TRS;

     - such person does not own, directly or indirectly, more than 35% of our stock;

     - no more than 35% of such person is owned, directly or indirectly, by one or more persons owning 35% or more of our stock; and

     - we do not directly or indirectly derive any income from such person.

A "qualified lodging facility" is a hotel, motel, or other establishment more than one-half of the dwelling units in which are used on a transient basis, unless wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. A "qualified lodging facility" includes customary amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners.

     The TRS rules limit the deductibility of interest paid or accrued by a TRS to us to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and us or our tenants that are not conducted on an arm's-length basis.

     We formed several TRSs as of January 1, 2001 to lease our hotels. Our TRSs have engaged independent third-party hotel managers to operate the related hotels on behalf of such TRSs. Moreover, we have represented that, with respect to properties that we lease to our TRSs in the future, each such TRS will engage an "eligible independent contractor" to manage and operate the hotels leased by such TRS. Furthermore, we believe that all transactions between us and our TRSs are conducted on an arm's-length basis.

STATE AND LOCAL TAXES

     We and/or you may be subject to state and local tax in various states and localities, including those states and localities in which we or you transact business, own property, or reside. The state and local tax treatment in such jurisdictions may differ from the federal income tax treatment described above. Consequently, you should consult your own tax advisor regarding the effect of state and local tax laws upon an investment in our common stock.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated as of May 29, 2002, Morgan, Keegan & Company, Inc., as the underwriter, has agreed to purchase, and we have agreed to sell to the underwriter, 1,740,000 shares of our common stock.

     The underwriting agreement provides that the obligation of the underwriter to purchase the shares in this offering is subject to approval of legal matters by counsel and other conditions. The underwriter is obligated to purchase all the shares, other than those covered by the over-allotment option described below, if it purchases any of the shares.

     The underwriter will offer the shares of common stock offered by this prospectus supplement from time to time in one or more transactions (which may include block transactions), in negotiated transactions or otherwise, or a combination of both methods of sale, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The shares of common stock will not be sold on or through the facilities of a national securities exchange or to or through a market maker otherwise than on an exchange. The underwriters may sell shares of common stock to or through broker-dealers who may receive compensation in the form of underwriting discounts, concessions or commissions from the underwriter and/or the purchasers of the shares of common stock for whom they may act as agents. In connection with the sale of the shares of common stock, the underwriter may be deemed to have received compensation from us in the form of underwriting discounts, and the underwriter also may receive commissions from the purchasers of the shares of common stock for whom they may act as agents. The underwriter and any broker-dealers that participate with the underwriter in the distribution of the shares of common stock may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the shares of common stock by them may be deemed to be underwriting discounts or commissions.

     The underwriter has agreed to purchase the 1,740,000 shares of common stock offered by this prospectus supplement at a price of $12.35 per share, resulting in aggregate proceeds to us (before deducting transaction costs payable by us) of $21,489,000. We have granted the underwriter an option, exercisable for 30 days after the date of this prospectus supplement, to purchase up to 260,000 additional shares of common stock to cover over-allotments. If the underwriter exercises its option in full to purchase such additional shares, the aggregate proceeds to us will be $24,700,000 (before deducting transaction costs payable by us).

     We estimate that our portion of the total expenses of this offering will be approximately $100,000.

     Our common stock is listed on the NYSE under the symbol "RFS."

     We have agreed that, for a period of 30 days from the date of this prospectus supplement, we will not, without the prior written consent of the underwriter, directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer or establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of or transfer, or announce the offering of, or file any registration statements under the Securities Act in respect of, any shares of our common stock, options or warrants to acquire shares of our common stock or securities exchangeable or exercisable for or convertible into shares of our common stock (other than in this offering); provided, however, that we may issue shares of our common stock or options to purchase our common stock, or common stock upon exercise of options, pursuant to any stock option, stock bonus or other stock plan or arrangement described in or incorporated by reference in this prospectus supplement, upon redemption of units of RFS Partnership or pursuant to any other agreement in effect on the date hereof obligating us to issue common stock.

     In connection with the offering, the underwriter may purchase and sell shares of common stock in the open market. These transactions may include short sales, covering transactions and stabilizing transactions. Short sales involve sale of common stock in excess of the number of shares to be purchased by the underwriter in the offering, which creates a short position. The underwriter must close out any short position by purchasing shares of common stock in the open market or by exercising its over-allotment option. A short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriter may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriter commences any of these transactions, it may discontinue them at any time.

     In the ordinary course of business, the underwriter and its affiliates have from time to time provided, and may in the future provide, investment banking, financial advisory and other services to RFS Hotel Investors, Inc., RFS Partnership, L.P. and other of our affiliates for which they have received, or expect to receive, customary fees.

     We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriter may be required to make because of any of those liabilities.

                                    EXPERTS

     The financial statements incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K of RFS Hotel Investors, Inc. for the year ended December 31, 2001 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

     Certain legal matters in connection with this offering will be passed upon for us by Hunton & Williams. Certain legal matters in connection with this offering will be passed upon for the underwriter by Bass, Berry & Sims PLC.

PROSPECTUS

                           RFS HOTEL INVESTORS, INC.

                                  COMMON STOCK
                                PREFERRED STOCK
                               DEPOSITARY SHARES

                             ---------------------

     RFS Hotel Investors, Inc. (the "Company") may issue from time to time (i) shares of Common Stock, $.01 par value ("Common Stock"), (ii) shares of Preferred Stock, $.01 par value ("Preferred Stock") and (iii) depositary shares representing entitlement to all rights and preferences of a fraction of a share of Preferred Stock of a specified series and represented by depositary receipts ("Depositary Shares") having an aggregate initial public offering price not to exceed $250,000,000. The Common Stock, Preferred Stock and the Depositary Shares offered hereby (collectively, the "Offered Securities") may be offered in separate series, in amounts, at prices and on terms to be determined at the time of sale and to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

     The specific terms of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable, (i) in the case of Common Stock, the number of shares and initial public offering price; (ii) in the case of Preferred Stock, the series designation and number of shares, the dividend, liquidation, redemption, conversion, voting and other rights, the initial public offering price and whether interests in the Preferred Stock will be represented by Depositary Shares. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for federal income tax purposes.

     The applicable Prospectus Supplement will also contain information, where applicable, concerning certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered thereby.

     The Offered Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any designated agents or any underwriters are involved in the sale of Offered Securities, their names, and any applicable purchase price, fee, commission or discount arrangement with, between or among them will be set forth or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing such Offered Securities and the method and terms of the offering thereof.

     SEE "RISK FACTORS" COMMENCING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE OFFERED SECURITIES.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                 The date of this prospectus is July 30, 1996.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its Regional Offices at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and Suite 1300, 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees.

     This Prospectus is part of a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules of the Commission. For further information, reference is made to the Registration Statement. In addition, the Company's Common Stock is quoted on the Nasdaq Stock Market, and reports and other information concerning the Company may be inspected at the Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission under the Exchange Act, Commission File Number 34-0-22164 are hereby incorporated by reference in this Prospectus: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1995, (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, (iii) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed on July 30, 1993, under the Exchange Act, including any reports filed under the Exchange Act for the purpose of updating such description, (iv) the Company's Form 8-K filed with the Commission on March 14, 1996, (v) the proxy statement filed with the Commission on March 18, 1996 for the Company's annual meeting of shareholders for 1996, (vi) the proxy statement filed with the Commission on May 17, 1996 for the Company's special meeting of shareholders held on June 21, 1996 and (vii) the Company's Form 8-K filed with the Commission on July 8, 1996. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of all of the Offered Securities shall be deemed to be incorporated by reference herein.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any accompanying Prospectus Supplement relating to a specific offering of Offered Securities or in any other subsequently filed document, as the case may be, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement.

     The Company will provide on request and without charge to each person to whom this Prospectus is delivered a copy (without exhibits) of any or all documents incorporated by reference into this Prospectus. Requests for such copies should be directed to RFS Hotel Investors, Inc. 889 Ridge Lake Boulevard, Suite 100, Memphis, Tennessee 38120, Attention: Secretary, (901) 767-5154.

                                  THE COMPANY

     The Company is a self-administered real estate investment trust ("REIT") formed as a Tennessee corporation in 1993 to make investments in hotel properties. The Company completed its initial public offering in August 1993. The Company is the sole general partner of RFS Partnership, L.P. (the "Partnership") and owns an approximately 98.7% interest in the Partnership. Substantially all of the Company's business activities are conducted through the Partnership. At June 30, 1996, the Partnership owned 49 hotel properties with an aggregate of 6,905 rooms located in 22 states and had entered into contracts to acquire or is developing eight additional hotel properties with an aggregate of 790 rooms. In order to qualify as a REIT for federal income tax purposes, neither the Company nor the Partnership can operate hotels. As a result, the Partnership leases all of its hotel properties to RFS, Inc. or another wholly-owned subsidiary of Doubletree Corporation (collectively the "Lessees") pursuant to leases ("Percentage Leases") which provide for rent equal to the greater of
(i) fixed base rent or (ii) percentage rent based on a percentage of gross room revenue, and food and beverage revenue, if any at the hotels. The Lessees operate 45 of the 49 hotels leased from the Partnership at June 30, 1996 and the remaining hotels are operated by third parties pursuant to management agreements with RFS, Inc. Prior to February 27, 1996, substantially all of the equity interests of RFS, Inc. were owned by Robert M. Solmson and H. Lance Forsdick. Messrs. Solmson and Forsdick are directors, and Mr. Solmson is Chairman of the Board and Chief Executive Officer, of the Company. Effective February 27, 1996, a wholly-owned subsidiary of Doubletree Corporation was merged into RFS, Inc., with RFS, Inc. surviving the Merger as a wholly-owned subsidiary of Doubletree Corporation.

     The Company is a Tennessee corporation. Its executive offices are located at 889 Ridge Lake Boulevard, Suite 100, Memphis, Tennessee and its telephone number is (901) 767-5154.

                                USE OF PROCEEDS

     Unless otherwise set forth in the applicable Prospectus Supplement, the Company intends to contribute the net proceeds of any sale of Offered Securities by the Company to the Partnership in exchange for additional units of partnership interest. Unless otherwise set forth in the applicable Prospectus Supplement, the net proceeds from the sale of any Offered Securities will be used by the Company and the Partnership for general purposes, which may include repayment of indebtedness, acquisition and development of additional hotel properties and to fund improvements to hotel properties.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Company's consolidated ratios of earnings to fixed charges for the periods shown.

                                                                                THREE MONTHS
                                              FOR THE PERIOD      YEAR ENDED        ENDED
                                            AUGUST 13, 1993 TO   DECEMBER 31,     MARCH 31,
                                               DECEMBER 31,      ------------   -------------
                                                   1993          1994    1995   1995    1996
                                            ------------------   -----   ----   -----   -----
Ratio of Earnings to Fixed Charges........        207:1          102:1   35:1   79:1    10:1

     For purposes of computing this ratio, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income before minority interest. Fixed charges consist of interest cost, whether expensed or capitalized, and amortization of loan costs.

     Prior to the completion of the Company's initial public offering ("IPO") on August 13, 1993 and intent to qualify as a REIT, the Company's predecessor entities operated in a manner so as to minimize net taxable income and were capitalized primarily with debt. As a result, the Company's predecessor entities had net aggregate losses for the fiscal years ended December 31, 1990 and 1991 and the period January 1, 1993 to August 12, 1993. Consequently, the computation of the ratio of earnings to fixed charges for such periods indicates that earnings were inadequate to cover fixed charges by approximately $1.8 million, $1.3 million and $.4 million for the fiscal years ended December 31, 1991 and 1992, and the period January 1, 1993 to August 12, 1993, respectively. The completion of the Company's IPO on August 13, 1993, permitted the Company to reduce indebtedness, resulting in an improved ratio of earnings to fixed charges beginning in the period from August 13, 1993 (closing of the IPO) to December 31, 1993.

                                  RISK FACTORS

     Prospective investors should carefully consider the following information in conjunction with the other information contained in this Prospectus before purchasing the Offered Securities as they may be issued from time to time in the future. Prospectus Supplements relating to the Offered Securities may contain forward-looking statements. The Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's results of operations and could cause the Company's results of operations and could cause the Company's results of operations to differ materially from those expressed in any forward looking statements made in a Prospectus Supplement.

DEPENDENCE ON LESSEES AND PAYMENTS UNDER THE PARTICIPATING LEASES

     The Company's ability to make distributions to its shareholders depends solely upon the ability of the Lessees to make rent payments under the Percentage Leases. Any failure or delay by the Lessees in making rent payments would adversely affect the Company's ability to make anticipated distributions to its shareholders. Such failure or delay by the Lessees may be caused by reductions in revenue from the Hotels or in the net operating income of the Lessees or otherwise. Although failure on the part of the Lessees to materially comply with the terms of a Percentage Lease (including failure to pay rent when due) would give the Company the right to terminate such lease, repossess the applicable property and enforce the payment obligations under the lease, the Company would then be required to find another lessee to lease such property. There can be no assurance that the Company would be able to find another lessee or that, if another lessee were found, the Company would be able to enter into a new lease on favorable terms.

RIGHT OF FIRST REFUSAL

     The Company has entered into an agreement with RFS, Inc. which gives RFS, Inc. a right of first refusal, subject to certain exceptions, to lease hotels acquired by the Company or the Partnership in the future, even though RFS, Inc. may not be operating hotels leased from the Company in a manner which is satisfactory to the Company.

HOTEL INDUSTRY RISKS

  OPERATING RISKS

     The Hotels are subject to all operating risks common to the hotel industry. These risks include, among other things, competition from other hotels; over-building in the hotel industry which in the past has adversely affected occupancy and room rates; increases in operating costs due to inflation and other factors which may not be offset by increased room rates; significant dependence on business and commercial travelers and tourism; increases in energy costs and other expenses of travel; and adverse effects of general and local economic conditions. These factors could adversely affect the Lessees' ability to make lease payments and therefore the Company's ability to make distributions to shareholders. Additionally, decreases in revenues of the Hotels will result in decreased percentage rent to the Partnership under the Percentage Leases.

  COMPETITION

     The Hotels compete with other hotel properties in their geographic markets. As industry conditions improve, new competing hotels may be opened in the Company's existing markets and in markets in which the Company may acquire hotels in the future.

     As a result of improving conditions in the hotel industry, management believes hotel acquisition activity has increased. Therefore, the Company may experience increased competition for investment opportunities, including competition from other hotel REITS and other entities. Competition generally may reduce the number of suitable investment opportunities offered to the Company and increase the bargaining power of property owners seeking to sell.

  INVESTMENT IN SINGLE INDUSTRY

     The Company's current strategy is to acquire interests in hotel properties. The Company does not seek to invest in assets selected to reduce the risks associated with an investment in real estate in the hotel industry, and is subject to risks inherent in investments in a single industry.

  SEASONALITY

     The hotel industry is seasonal in nature. Generally, hotel revenues are greater in the second and third quarters than in the first and fourth quarters. This seasonality can be expected to cause quarterly fluctuations in the Company's lease revenues.

REAL ESTATE INVESTMENT RISKS

  GENERAL RISKS

     The Company's investments are subject to varying degrees of risk generally incident to the ownership of real property. The underlying value of the Company's real estate investments and the Company's income and ability to make distributions to its shareholders is dependent upon the ability of the Lessees to operate the Hotels in a manner sufficient to maintain or increase revenues and to generate sufficient income in excess of operating expenses to make rent payments under the Percentage Leases. Income from the Hotels may be adversely affected by adverse changes in national economic conditions, adverse changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, competition from other hotel properties, changes in interest rates and in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older structures, changes in real estate tax rates and other operating expenses, adverse changes in governmental rules and fiscal policies, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the Company.

  VALUE AND LIQUIDITY OF REAL ESTATE

     Real estate investments are relatively illiquid. The ability of the Company to vary its portfolio in response to changes in economic and other conditions is limited. There can be no assurance that the Company will be able to dispose of an investment when it finds disposition advantageous or necessary or that the sale price of any disposition will recoup or exceed the amount of the Company's investment.

  UNINSURED AND UNDERINSURED LOSSES

     Each Percentage Lease specifies comprehensive insurance to be maintained on each of the Company's hotels, including liability, fire and extended coverage of the type and amount which management believes is customarily obtained for or by an owner on real property assets. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods that may be uninsurable or not economically insurable. The Company's Board of Directors will use its discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to requiring appropriate insurance on the Company's investments at a reasonable cost and on suitable terms. This may result in insurance coverage that in the event of a substantial loss would not be sufficient to pay the full current market value or current replacement cost of the Company's lost investment. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace the property after such property has been damaged or destroyed. Under such circumstances, the insurance proceeds received by the Company might not be adequate to restore its economic position with respect to such property.

  ENVIRONMENTAL MATTERS

     Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. Certain environmental laws and common law principles could be used to impose liability for release of asbestos-containing materials ("ACMs") into the air and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released ACMs. Thus, if such liability were to arise in connection with the ownership of its hotels, the Company or the Partnership may be potentially liable for any such costs.

     Phase I environmental site assessments ("ESAs") have been obtained on all of the Hotels from a qualified independent environmental engineering firm. The purpose of Phase I ESAs audits is to identify potential sources of contamination for which the Hotels may be responsible and to assess the status of environmental regulatory compliance. The Phase I ESAs have not revealed any environmental liability or compliance concerns that the Company believes would have a material adverse effect on the Company's business, assets or results of operations, nor is the Company aware of any such liability or concerns. The Phase I ESAs, however, did not include invasive procedures, such as soil sampling or groundwater analysis.

  AMERICANS WITH DISABILITIES ACT

     Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. While the Company believes that its hotels are substantially in compliance with these requirements, a determination that the Company is not in compliance with the ADA could result in imposition of fines or an award of damages to private litigants. If the Company were required to make modifications to comply with the ADA, the Company's ability to make expected distributions to its shareholders could be adversely affected.

  PROPERTY TAXES

     Each Hotel and real estate generally is subject to real property taxes. The real property taxes on hotel properties in which the Company invests may increase or decrease as property tax rates change and as the properties are assessed or reassessed by taxing authorities.

RELIANCE ON BOARD OF DIRECTORS; NO CONTROL OVER OPERATIONS OF THE HOTELS

     Shareholders have no right or power to take part in the management of the Company except through the exercise of voting rights on certain specified matters. The Board of Directors is responsible for managing the Company. In addition, the Company has no control over the Lessees' day-to-day management of the operation of the Hotels.

RISKS OF LEVERAGE; NO LIMITS ON INDEBTEDNESS

     At a special meeting of shareholders on June 21, 1996, the Company's shareholders approved an amendment to eliminate the Company's charter debt limitation. The Company has a $75 million Credit Line to provide, as necessary, working capital, funds for investments in additional hotel properties and cash to make distributions. The interest rate on the Credit Line is the 90-day LIBOR rate plus 1.75%. The Company may borrow additional amounts from the same or other lenders in the future, or may issue corporate debt securities in public or private offerings. Certain of such additional borrowings may be secured by properties owned by the Company or the Partnership.

     There can be no assurances that the Company, upon the incurrence of debt, will be able to meet its debt service obligations and, to the extent that it cannot, the Company risks the loss of some or all of its assets, including one or more of the Hotels, to foreclosure. Adverse economic conditions could result in higher interest rates which could increase debt service requirements on floating rate debt and could reduce the amounts available for distribution to shareholders. The Company may obtain one or more forms of interest rate protection (swap agreements, interest rate cap contracts, etc.) to hedge against the possible adverse effects of interest rate fluctuations. Adverse economic conditions could cause the terms on which borrowings become available to be unfavorable. In such circumstances, if the Company is in need of capital to repay indebtedness in accordance with its terms or otherwise, it could be required to liquidate one or more investments in hotel properties at times which may not permit realization of the maximum return on such investments.

FRANCHISE RISKS

     All but one of the Hotels, the Executive Inn in Tupelo, Mississippi, is subject to franchise agreements with national franchisors. The franchisors have required the Partnership to undertake and complete certain capital improvements as a condition to the extension of the franchise agreements. Prior to completion of the improvements, the franchisors will permit the operation of the Hotels under conditional licenses. Failure to complete the improvements in a manner satisfactory to the franchisors could result in the cancellation of the franchise agreements. In addition, hotels in which the Company invests subsequently may be operated pursuant to franchise agreements. The continuation of the franchises is subject to specified operating standards and other terms and conditions. The failure of a Hotel, the Partnership or the Lessees to maintain such standards or adhere to such other terms and conditions could result in the loss or cancellation of the franchise license. It is possible that a franchisor could condition the continuation of a franchise license on the completion of capital improvements which the Board of Directors determines are too expensive or otherwise unwarranted in light of general economic conditions or the operating results or prospects of the affected hotel. In that event, the Board of Directors may elect to allow the franchise license to lapse. In any case, if a franchise is terminated, the Company and the Lessees may seek to obtain a suitable replacement franchise, or to operate the Hotel independent of a franchise license. The loss of a franchise license could have a material adverse effect upon the operations or the underlying value of the hotel covered by the franchise because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor.

EFFECT OF MARKET INTEREST RATES ON PRICE OF OFFERED SECURITIES

     One of the factors that may influence the price of the Offered Securities in public trading markets is the annual yield from distributions by the Company on the price paid for the Offered Securities as compared to yields on other financial instruments. Thus, an increase in market interest rates will result in higher yields on other financial instruments, which could adversely affect the market price of the Offered Securities.

CHANGES IN POLICIES

     The major policies of the Company, including its policies with respect to acquisitions, financing, growth, operations, debt capitalization and distributions, have been determined by its Board of Directors. The Board of Directors may amend or revise these and other policies from time to time without a vote of the shareholders of the Company. The Company cannot change its policy of seeking to maintain its qualification as a REIT without the approval of its shareholders.

LIMITATION ON ACQUISITION AND CHANGE IN CONTROL

  OWNERSHIP LIMITATION

     The Ownership Limitation, which provides that no shareholder may own, directly or indirectly, more than 9.9% of any class of the outstanding stock of the Company, may have the effect of precluding acquisition of control of the Company by a third party without the approval of the Board of Directors.

  STAGGERED BOARD

     The Board of Directors of the Company has three classes of directors with terms of the classes expiring in 1997, 1998 and 1999. Directors for each class will be elected for a three-year term upon the expiration of that class' term. The staggered terms of directors may affect the shareholders' ability to change control of the Company even if a change in control were in the shareholders' interest.

  TENNESSEE ANTI-TAKEOVER STATUES

     As a Tennessee corporation, the Company is subject to various legislative acts set forth in Chapter 35 of Title 48 of the Tennessee Code, which impose certain restrictions and require certain procedures with respect to certain takeover offers and business combinations, including, but not limited to, combinations with interested shareholders and share repurchases from certain shareholders.

TAX RISKS

  FAILURE TO QUALIFY AS A REIT

     The Company operates and intends to continue to operate so as to qualify as a REIT for federal income tax purposes. Although the Company has not requested, and does not expect to request, a ruling from the Service that it qualifies as a REIT, it previously has received an opinion of its counsel that, based on certain assumptions and representations, it so qualifies. Investors should be aware, however, that opinions of counsel are not binding on the Service or any court. The REIT qualification opinion only represents the view of counsel to the Company based on counsel's review and analysis of existing law, which includes no controlling precedent. Furthermore, both the validity of the opinion and the continued qualification of the Company as a REIT will depend on the Company's continuing ability to meet various requirements concerning, among other things, the ownership of its outstanding stock, the nature of its assets, the sources of its income, and the amount of its distributions to the shareholders of the Company.

     If the Company were to fail to qualify as a REIT in any taxable year, the Company would not be allowed a deduction for distributions to its shareholders in computing its taxable income and would be subject to federal income tax (including any applicable minimum tax) on its taxable income at regular corporate rates. Unless entitled to relief under certain Code provisions, the Company also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. As a result, Cash Available for Distribution to the shareholders would be reduced for each of the years involved. Although the Company currently operates and intends to continue to operate in a manner intended to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause the Board of Directors, with the consent of two-thirds of the shareholders, to revoke the REIT election.

  REIT MINIMUM DISTRIBUTION REQUIREMENTS

     In order to qualify as a REIT, the Company generally is required each year to distribute to its shareholders at least 95% of its net taxable income (excluding any net capital gain). In addition, the Company is subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of (i) 85% of its ordinary income, (ii) 95% of its capital gain net income for that year and
(iii) 100% of its undistributed taxable income from prior years.

     The Company intends to make distributions to its shareholders to comply with the 95% distribution requirement and to avoid the nondeductible excise tax. The Company's income will consist primarily of its share of the income of the Partnership, and the Company's Cash Available for Distribution will consist primarily of its share of cash distributions from the Partnership. Differences in timing between the recognition of taxable income and the receipt of Cash Available for Distribution due to the seasonality of the hospitality industry could require the Company to borrow funds on a short-term basis to meet the 95% distribution requirement and to avoid the nondeductible excise tax. For federal income tax purposes, distributions paid to shareholders may consist of ordinary income, capital gains, nontaxable return of capital, or a combination thereof. The Company will provide its shareholders with an annual statement as to its designation of the tax characterization of distributions. The requirement to distribute a substantial portion of the Company's net taxable income could cause the Company to distribute amounts that otherwise would be spent on future acquisitions, unanticipated capital expenditures or repayment of debt, which would require the Company to borrow funds or to sell assets to fund the cost of such items.

     Distributions by the Partnership are determined by the Company's Board of Directors and are dependent on a number of factors, including the amount of the Partnership's Cash Available for Distribution, the Partnership's financial condition, any decision by the Board of Directors to reinvest funds rather than to distribute such funds, the Partnership's capital expenditures, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Board of Directors deems relevant.

  FAILURE OF THE PARTNERSHIP TO BE CLASSIFIED AS A PARTNERSHIP FOR FEDERAL INCOME TAX PURPOSES; IMPACT ON REAL ESTATE INVESTMENT TRUST STATUS

     The Company has not requested and does not expect to request, a ruling from the Internal Revenue Service that the Partnership will be classified as a partnership for federal income tax purposes. If the Service were to challenge successfully the tax status of the Partnership as a partnership for federal income tax purposes, the Partnership would be taxable as a corporation. In such event, since the value of the Company's ownership interest in the Partnership constitutes more than 10% of the Partnership's voting securities and exceeds 5% of the value of the Company's assets, the Company would cease to qualify as a REIT. Furthermore, the imposition of a corporate tax on the Partnership would substantially reduce the amount of cash available for distribution to the Company and its shareholders.

OWNERSHIP LIMITATION

     In order for the Company to maintain its qualification as a REIT, not more than 50% in value of outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities). For the purpose of preserving the Company's REIT qualification, the Company's Charter prohibits direct or indirect ownership of more than 9.9% of the outstanding shares of any class of the Company's stock by any person (the "Ownership Limitation"). Generally, the capital stock owned by affiliated owners is aggregated for purposes of the Ownership Limitation. The Ownership Limitation could have the effect of delaying, deferring or preventing a takeover or other transaction in which holders of some, or a majority, of the Common Stock might receive a premium for their shares of Common Stock over the then prevailing market price or which such holders might believe to be otherwise in their best interests.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Under the Company's Charter (the "Charter"), the Company is authorized to issue 100,000,000 shares of Common Stock, $.01 par value, and 5,000,000 shares of Preferred Stock, $.01 par value. At June 30, 1996, there were 24,369,000 shares of Common Stock outstanding and 973,684 shares of Series A Preferred Stock outstanding.

     The following information with respect to the capital stock of the Company is subject to the detailed provisions of the Charter and the Company's Bylaws, as currently in effect. These statements do not purport to be complete, or to give full effect to the provisions of statutory or common law, and are subject to, and are qualified in their entirety by reference to, the terms of the Charter and Bylaws, which are filed as exhibits to the Registration Statement.

COMMON STOCK

     Subject to the provisions of the Charter described under "Restrictions on Transfer of Capital Stock", the holders of Common Stock are entitled to one vote per share on all matters voted on by shareholders, including elections of directors. Except as otherwise required by law or provided in any resolution adopted by the Board of Directors with respect to any series of Preferred Stock, the holders of shares of Common Stock exclusively possess all voting power. The Charter does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock, the holders of Common Stock are entitled to such distributions as may be declared from time to time by the Board of Directors from funds available therefor, and upon liquidation are entitled to receive pro rata all assets of the Company available for distribution to such holders subject to rights of holders of any outstanding series of Preferred Stock. All shares of Common Stock issued will be fully paid and nonassessable, and the holders thereof will not have preemptive rights.

     The Transfer Agent for the Common Stock is SunTrust Bank, Atlanta, Georgia. The Common Stock is traded on the Nasdaq Stock Market under the symbol "RFSI." The Company will apply to the Nasdaq Stock Market or any exchange on which the Common Stock may be listed to list the additional shares of Common Stock to be sold pursuant to any Prospectus Supplement, and the Company anticipates that such shares will be so listed.

PREFERRED STOCK

     The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which a Prospectus Supplement may relate. Specific terms of any series of Preferred Stock offered by a Prospectus Supplement will be described in that Prospectus Supplement. The description set forth below is subject to and qualified in its entirety by reference to the Articles of Amendment to the Charter fixing the preferences, limitations and relative rights of a particular series of Preferred Stock.

     General. Under the Charter, the Board of Directors of the Company is authorized, without further shareholder action, to provide for the issuance of up to 5,000,000 shares of Preferred Stock, in such series, with such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or other provisions, as may be fixed by the Board of Directors. As a result, the Board of Directors may afford the holders of any series or class of Preferred Stock preferences, powers, and rights, voting or otherwise, senior to the rights of holders of Common Stock.

     The Preferred Stock will have the dividend, liquidation, redemption, conversion and voting rights set forth below unless otherwise provided in the Prospectus Supplement relating to a particular series of Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of Preferred Stock offered thereby for specific terms, including: (i) the title and liquidation preference per share of such Preferred Stock and the number of shares offered; (ii) the price at which such series will be issued; (iii) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to accumulate; (iv) any redemption or sinking fund provisions of such series; (v) any conversion provisions of such series; and (vi) any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of such series.

     The Preferred Stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the Prospectus Supplement relating to a particular series of Preferred Stock, each series will rank on a parity as to dividends and distributions in the event of a liquidation with each other series of Preferred Stock and, in all cases, will be senior to the Common Stock.

     Dividend Rights. Holders of Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, out of assets of the Company legally available therefor, cash dividends at such rates and on such dates as are set forth in the Prospectus Supplement relating to such series of Preferred Stock. Such rate may be fixed or variable or both and may be cumulative, noncumulative or partially cumulative.

     If the applicable Prospectus Supplement so provides, as long as any shares of Preferred Stock are outstanding, no dividends will be declared or paid or any distributions be made on the Common Stock, other than a dividend payable in Common Stock, unless the accrued dividends on each series of Preferred Stock have been fully paid or declared and set apart for payment and the Company shall have set apart all amounts, if any, required to be set apart for all sinking funds, if any, for each series of Preferred Stock.

     If the applicable Prospectus Supplement so provides, when dividends are not paid in full upon any series of Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends with such series of Preferred Stock, all dividends declared upon such series of Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends will be declared pro rata so that the amount of dividends declared per share on such series of Preferred Stock and such other series will in all cases bear to each other the same ratio that accrued dividends per share on such series of Preferred Stock and such other series bear to each other.

     Each series of Preferred Stock will be entitled to dividends as described in the Prospectus Supplement relating to such series, which may be based upon one or more methods of determination. Different series of Preferred Stock may be entitled to dividends at different dividend rates or based upon different methods of determination. Except as provided in the applicable Prospectus Supplement, no series of Preferred Stock will be entitled to participate in the earnings or assets of the Company.

     Rights Upon Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to shareholders the amount stated or determined on the basis set forth in the Prospectus Supplement relating to such series, which may include accrued dividends, if such liquidation, dissolution or winding up is involuntary or may equal the current redemption price per share (otherwise than for the sinking fund, if any provided for such series) provided for such series set forth in such Prospectus Supplement, if such liquidation, dissolution or winding up is voluntary, and on such preferential basis as is set forth in such Prospectus Supplement. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to Preferred Stock of any series and any other shares of stock of the Company ranking as to any such distribution on a parity with such series of Preferred Stock are not paid in full, the holders of Preferred Stock of such series and of such other shares will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled or on such other basis as is set forth in the applicable Prospectus Supplement. The rights, if any, of the holders of any series of Preferred Stock to participate in the assets of the Company remaining after the holders of other series of Preferred Stock have been paid their respective specified liquidation preferences upon any liquidation, dissolution or winding up of the Company will be described in the Prospectus Supplement relating to such series.

     Redemption. A series of Preferred Stock may be redeemable, in whole or in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund, in each case upon terms, at the times, the redemption prices and for the types of consideration set forth in the Prospectus Supplement relating to such series. The Prospectus Supplement relating to a series of Preferred Stock which is subject to mandatory redemption shall specify the number of shares of such series that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to any accrued and unpaid dividends thereon to the date of redemption.

     If, after giving notice of redemption to the holders of a series of Preferred Stock, the Company deposits with a designated bank funds sufficient to redeem such Preferred Stock, then from and after such deposit, all shares called for redemption will no longer be outstanding for any purpose, other than the right to receive the redemption price and the right to convert such shares into other classes of stock of the Company. The redemption price will be stated in the Prospectus Supplement relating to a particular series of Preferred Stock.

     Except as indicated in the applicable Prospectus Supplement, the Preferred Stock is not subject to any mandatory redemption at the option of the holder.

     Sinking Fund. The Prospectus Supplement for any series of Preferred Stock will state the terms, if any, of a sinking fund for the purchase or redemption of that series.

     Conversion and Preemptive Rights. The Prospectus Supplement for any series of Preferred Stock will state the terms, if any, on which shares of that series are convertible into or redeemable for shares of Common Stock or another series of Preferred Stock. The Preferred Stock will have no preemptive rights.

     Voting Rights. Except as indicated in the Prospectus Supplement relating to a particular series of Preferred Stock, or except as expressly required by Tennessee law, a holder of Preferred Stock will not be entitled to vote. Except as indicated in the Prospectus Supplement relating to a particular series of Preferred Stock, in the event the Company issues full shares of any series of Preferred Stock, each such share will be entitled to one vote on matters on which holders of such series of Preferred Stock are entitled to vote.

     Under Tennessee law, the affirmative vote of the holders of a majority of the outstanding shares of all series of Preferred Stock entitled to vote, voting as a separate voting group, or of all outstanding votes of all series of Preferred Stock equally affected, as a voting group, will be required for (i) the authorization of any class of stock ranking prior to or on a parity with Preferred Stock or the increase in the number of authorized shares of any such stock, (ii) any increase in the number of authorized shares of Preferred Stock and (iii) certain amendments to the Charter that may be adverse to the rights of Preferred Stock outstanding.

     Transfer Agent and Registrar. The transfer agent, registrar and dividend disbursement agent for a series of Preferred Stock will be selected by the Company and be described in the applicable Prospectus Supplement. The registrar for shares of Preferred Stock will send notices to shareholders of any meetings at which holders of Preferred Stock have the right to vote on any matter.

     Series A Preferred Stock. In February 1996, the Company issued 973,684 shares of Series A Preferred Stock ("Series A Preferred") to a wholly-owned subsidiary of Doubletree Corporation. The Series A Preferred has a par value of $.01 per share and a preference value of $19.00 per share (the "Preference Amount"). Each share of Series A Preferred is entitled to a fixed annual dividend of $1.45 per share payable when, as and if declared by the Board of Directors. Dividends on the Series A Preferred are cumulative. Accumulated but unpaid dividends on the Series A Preferred bear interest at a per annum rate of 7.6%. The Series A Preferred is senior to the Common Stock and any other capital stock of the Company which does not by its terms rank senior to or pari passu with the Series A Preferred with respect to dividends and payments in the event of liquidation, dissolution or winding up of the Company.

     The holders of Series A Preferred are entitled to that number of votes equal to the number of shares of Common Stock into which the Series A Preferred is convertible from time to time, as such number may be adjusted from time to time as described below. Currently, the holder of the Series A Preferred Stock is entitled to one vote per share. The holders of the Series A Preferred will vote together as a group with the holders of the Common Stock on all matters submitted to the Company's shareholders for approval. Any proposed amendment to the Company's Charter which creates a class of Preferred Stock ranking senior to the Series A Preferred requires the approval of the holders of 66 2/3% of the outstanding Series A Preferred.

     Upon liquidation, dissolution or winding up of the Company, the holders of each share of Series A Preferred will be entitled to receive the Preference Amount plus all accrued but unpaid dividends through the date of liquidation, dissolution or winding up. Each share of Series A Preferred may be converted into one share of Common Stock, subject to adjustments for stock splits, stock dividends or similar events, at any time after February 27, 2003. Additionally, at any time after February 27, 2003, the Company may redeem the Series A Preferred for a price per share equal to the Preference Amount, plus all accrued and unpaid dividends to and including the date fixed for redemption, subject to the rights of the holder of Series A Preferred Stock to convert their shares to shares of the Company's Common Stock after notice to the holders thereof and opportunity for conversion. The holders of Series A Preferred Stock are not entitled to any preemptive rights.

     If the Company no longer qualifies as a REIT, the Company must redeem all shares of Series A Preferred Stock held by the current holder for a price per share equal to the greater of (i) the Preference Amount or (ii) the weighted average of the sales prices for the Company's common Stock for all transactions reported on the Nasdaq Stock Market, or other principal exchange on which the Company's Common Stock is then traded, during the ten (10) business days preceding the second business day prior to the date of redemption.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

     The Company may, at its option, elect to offer fractional shares of Preferred Stock, rather than full shares of Preferred Stock. In such event, the Company will issue to the public receipts for Depositary Shares, each of which will represent a fraction (to be set forth in the Prospectus Supplement relating to a particular series of Preferred Stock) of a share of a particular series of Preferred Stock as described below.

     The shares of any series of Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement (the "Deposit Agreement") between the Company and the depositary named in the applicable Prospectus Supplement (the "Depositary"). Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

     The Depositary Shares will be evidenced by depositary receipts issued pursuant to the Deposit Agreement ("Depositary Receipts"). Depositary Receipts will be distributed to those persons purchasing the fractional shares of Preferred Stock in accordance with the terms of the offering. If Depositary Shares are issued, copies of the forms of Deposit Agreement and Depositary Receipt will be incorporated by reference in the Registration Statement of which this Prospectus is a part, and the following summary is qualified in its entirety by reference to such documents.

     Pending the preparation of definitive engraved Depositary Receipts, the Depositary may, upon the written order of the Company, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts at the Company's expense.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the number of such Depositary Shares owned by such holders. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any holder of Depositary Shares a fraction of one cent, and the balance not so distributed shall be added to and treated as part of the next sum received by the Depositary for distribution to record holders of Depositary Shares.

     In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

     The Deposit Agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by the Company to holders of the Preferred Stock shall be made available to the holders of Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES

     If a series of Preferred Stock represented by Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of Preferred Stock held by the Depositary. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of Preferred Stock. Whenever the Company redeems shares of Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares representing the shares of Preferred Stock so redeemed. If fewer than all the

Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary.

     After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the money, securities, or other property payable upon such redemption and any money, securities, or other property to which the holders of such Depositary Shares were entitled upon such redemption upon surrender to the Depositary of the Depositary Receipts evidencing such Depositary Shares.

VOTING THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the amount of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary may abstain from voting shares of Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares representing such Preferred Stock.

WITHDRAWAL OF STOCK

     Upon surrender of Depositary Receipts at the principal office of the Depositary (unless the related Depositary Shares have previously been called for redemption), and subject to the terms of the Deposit Agreement, the owner of the Depositary Shares evidenced thereby will be entitled to delivery of whole shares of Preferred Stock and all money and other property, if any, represented by such Depositary Shares. Partial shares of Preferred Stock will not be issued. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of Preferred Stock to be withdrawn, the relevant Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares. Holders of shares of Preferred Stock thus withdrawn will not thereafter be entitled to deposit such shares under the Deposit Agreement or to receive Depositary Shares therefor. The Company does not expect that there will be any public trading market for the Preferred Stock, except as represented by the Depositary Shares.

AMENDMENT AND TERMINATION OF THE DEPOSITARY AGREEMENT

     The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the Depositary Shares then outstanding. The Deposit Agreement may be terminated by the Company or the Depositary only if (i) all outstanding Depositary Shares have been redeemed or (ii) there has been a final distribution in respect of the Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of Depositary Receipts.

CHARGES OF DEPOSITARY

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock. Holders of

Depositary Receipts will pay other transfer and other taxes and governmental charges and such other charges, including a fee for the withdrawal of shares of Preferred Stock upon surrender of Depositary Receipts, as are expressly provided in the Deposit Agreement to be for their accounts.

MISCELLANEOUS

     The Depositary will forward to holders of Depository Receipts all reports and communications from the Company that are delivered to the Depositary and that the Company is required to furnish to holders of Preferred Stock.

     Neither the Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or upon information provided by persons presenting Preferred Stock for deposit, holders of Depositary Receipts or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary in which event the Company will appoint a successor Depositary after delivery of the notice of resignation or removal.

RESTRICTIONS ON OWNERSHIP

     In order to safeguard the Company against an inadvertent loss of REIT status, the Deposit Agreement will contain provisions restricting the ownership and transfer of Depositary Shares. Such restrictions will be described in the applicable Prospectus Supplement and will be referenced on the applicable Depositary Receipts.

                   RESTRICTIONS ON TRANSFER OF CAPITAL STOCK

     For the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), shares of capital stock must be held by a minimum of 100 persons for at least 335 days in each taxable year or during a proportionate part of a shorter taxable year. In addition, at all times during the second half of each taxable year, no more than 50% in value of the shares of beneficial interest of the Company may be owned, directly or indirectly and by applying certain constructive ownership rules, by five or fewer individuals (the "5/50 Rule"). Because the Board of Directors believes it is essential for the Company to continue to qualify as a REIT, the Charter restricts the acquisition of shares of Common Stock (the "Ownership Limitation"). The Board of Directors intends to include in the Articles of Amendment to the Charter with respect to any future series of Preferred Stock restrictions on the acquisition of shares of such series similar to those applicable to Common Stock.

     The Ownership Limitation provides that, subject to certain exceptions specified in the Charter, no shareholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.9% of the outstanding shares of Common Stock. The Board of Directors may, but in no event is required to, waive the Ownership Limitation if evidence satisfactory to the Board of Directors is presented that ownership in excess of such amount will not jeopardize the Company's status as a REIT. As a condition of such waiver, the Board of Directors may require opinions of counsel satisfactory to it or an undertaking from the applicant with respect to preserving the REIT status of the Company. If shares in excess of the Ownership Limitation, or shares which would cause the Company to be beneficially owned by fewer than 100 persons, are issued or transferred to any person, such issuance or transfer shall be null and void and the intended transferee will acquire no rights to the shares.

     The Ownership Limitation will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. Any change in the Ownership Limitation would require an amendment to the Charter. In addition to preserving the Company's status as a REIT, the Ownership Limitation may have the effect of precluding an acquisition of control of the Company without the approval of the Board of Directors. All certificates representing shares of capital stock will bear a legend referring to the restrictions described above.

     All persons who own, directly or by virtue of the attribution provisions of the Code, 5% or more of the outstanding Common Stock and any shareholder requested by the Company must file an affidavit with the Company containing the information specified in the Charter with respect to their ownership of shares within 30 days after January 1 of each year. In addition, each shareholder shall, upon demand, be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of shares as the Board of Directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

     Any transfer of shares which would prevent the Company from continuing to qualify as a REIT under the Code will be void ab initio to the fullest extent permitted under applicable law and the intended transferee of such shares will be deemed never to have had an interest in such shares. Further, if, in the opinion of the Board of Directors, (i) a transfer of shares would result in any shareholder or group of shareholders acting together owning in excess of the Ownership Limitation or (ii) a proposed transfer of shares may jeopardize the qualification of the Company as a REIT under the Code, the Board of Directors may, in its sole discretion, refuse to allow the shares to be transferred to the proposed transferee. Finally, the Company may, in the discretion of the Board of Directors, redeem any stock held of record by any shareholder in excess of the Ownership Limitation, for a price equal to the lesser of (i) the market price on the date of notice of redemption; (ii) the market price on the date of purchase; or (iii) the maximum price allowed under the applicable provisions of the Tennessee Business Corporation Act.

                              PLAN OF DISTRIBUTION

     The Company may sell Offered Securities in or outside the United States to or through underwriters or may sell Offered Securities to investors directly or through designated agents. Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Offered Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as agents to offer and sell the Offered Securities upon the terms and conditions set forth in any Prospectus Supplement. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions (which may be changed from time to time) from the underwriters and/or from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them from the Company or from purchasers of Offered Securities and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     Unless otherwise specified in the related Prospectus Supplement, each series of Offered Securities will be a new issue with no established trading market, other than the Common Stock which is currently traded on the Nasdaq Stock Market. The Company may elect to list any series of Preferred Stock or Depositary Shares on the Nasdaq Stock Market or on an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Offered Securities, but will not be obligated to do so and may discontinue any market marking at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Offered Securities.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Offered Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts (the "Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the principal amount of Offered Securities sold pursuant to Contracts shall not be less nor more than, the respective amounts stated in such Prospectus Supplement. Institutions with which Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except
(i) the purchase by an institution of the Offered Securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) the Company shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts. A commission indicated in the Prospectus Supplement will be paid to agents and underwriters soliciting purchases of Offered Securities pursuant to Contracts accepted by the Company. Agents and underwriters shall have no responsibility in respect of the delivery or performance of Contracts.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with, and perform services for, the Company in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of the Offered Securities will be passed upon for the Company by Hunton & Williams.

                                    EXPERTS

     The consolidated financial statements of the Company incorporated by reference in its annual report on Form 10-K for the period ended December 31, 1995 have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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                                1,740,000 SHARES

                        (RFS HOTEL INVESTORS, INC. LOGO)

                           RFS HOTEL INVESTORS, INC.

                                  COMMON STOCK

                         ------------------------------

                             PROSPECTUS SUPPLEMENT
                                  MAY 30, 2002

                         ------------------------------

                         MORGAN KEEGAN & COMPANY, INC.

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